PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 9, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. Financial and Operating Results for the Period Ended December 31, 2004

CALGARY, ALBERTA – Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the year ended December 31, 2004.

2004 Financial Highlights ($ thousands except per share amounts and	Three Months Ended December 31,				Year Ended December 31,
where stated otherwise)	2004	2003	% Change		2004	2003	% Change

FINANCIAL
Petroleum and natural gas sales, net of transportation	165,844	86,068	93%		550,616	434,059	27%
Cash Flow(1)
From operations	92,117	43,157	113%		295,566	167,276	77%
Per share – basic	1.48	0.72	106%		4.95	2.78	78%
– diluted	1.43	0.72	99%		4.84	2.77	75%
Earnings
Net earnings (loss)	(17,753)	11,108	(260%	)	41,174	1,151	3,477%
Per share – basic	(0.28)	0.18	(256%	)	0.69	0.02	3,350%
– diluted	(0.28)	0.18	(256%	)	0.67	0.02	3,250%

Capital expenditures(2)
Exploration and development	108,551	84,500	28%		316,284	223,753	41%
Acquisitions, dispositions and other(3)	37,480	(97,678)	138%		262,730	(368,731)	171%
Net capital expenditures	146,031	(13,178)	1,208%		579,014	(144,978)	498%

Total assets					1,542,786	1,177,130	31%
Net debt(4)					451,187	297,055	52%
Shareholders’ equity					625,039	496,033	26%

Weighted average common shares outstanding (thousands)					59,755	60,098	(1)%
Common shares outstanding at year end (thousands)					63,186	60,095	5%
Common shares outstanding at March 8, 2005 (thousands)					63,899

OPERATING
Production
Natural gas (MMcf/d)	198	141	40%		173	153	13%
Crude oil and liquids (Bbl/d)	8,903	5,877	51%		7,297	7,169	2%
Total Production (Boe/d) @ 6:1	41,878	29,353	43%		36,150	32,630	11%

Average Prices(5)
Natural gas (pre-financial instruments) ($/Mcf)	6.97	5.14	36%		6.72	5.99	12%
Natural gas ($/Mcf)(6)	7.54	5.39	40%		6.86	5.16	33%
Crude oil and liquids (pre-financial instruments) ($/Bbl)	47.59	36.02	32%		46.80	38.27	22%
Crude oil and liquids ($/Bbl)(6)	44.06	32.89	34%		44.13	35.50	24%

Reserves (proved and probable)
Natural gas (Bcf)				568.6	329.4	73%
Crude oil and liquids (MBbl)				20,460	12,513	64%
Estimated present value before tax
(discounted @10% using forecast prices and costs)
Proved ($ millions)				1,156.0	597.4	94%
Proved and probable ($ millions)				1,659.3	733.6	126%

Land (thousands of acres)
Total net land holdings				4,081	3,386	21%
Net undeveloped land holdings				3,441	2,800	23%

Drilling Activity (gross)
Gas	89	58	53%	229	180	27%
Oil	4	4	—	12	16	(25)%
Oilsands evaluation(7)	—	—	—	17	—	100%
D&A	1	5	(80)%	13	15	(13)%
Total wells	94	67	40%	271	211	28%
Success rate(7)	99%	93%	7%	95%	93%	2%

(1)	Cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt.

(2)	Excludes capital expenditures of discontinued operations and other minor accounting adjustments.

(3)	2003 disposition proceeds include the $51 million related to Paramount Energy Trust units.

(4)	Net debt is equal to long-term debt including working capital, excluding discontinued operations.

(5)	Average prices are net of transportation costs.

(6)	Excludes non-cash gains and losses on financial instruments.

(7)	Success rate excludes oilsands evaluation wells.

Significant Events

—	REORGANIZATION

The Board of Directors unanimously approved a proposed reorganization which would result in Paramount shareholders receiving units of a new energy trust. A special meeting of securityholders to consider this matter has been scheduled for Monday, March 28, 2005. The Information Circular in respect of this meeting has been mailed to securityholders and filed on SEDAR (www.sedar.com), and is available on the Paramount website (www.paramountres.com). This proposed transaction (the “Trust Spinout”) is discussed in more detail in the Trilogy Energy Trust section of this news release.

—	DEBT EXCHANGE AND REDEMPTION

In the fourth quarter of 2004, Paramount commenced an exchange offer and consent solicitation for its 7 7/8 percent Senior Notes due 2010 and 8 7/8 percent Senior Notes due 2014. This transaction was completed on February 17, 2005 with the issuance of approximately $US 213.6 million in principal amount of 8 1/2 percent Senior Notes due 2013 plus cash consideration of approximately $US 36.2 million.

On December 30, 2004 Paramount redeemed US$41,744,000 aggregate principal amount of its 7 7/8 percent senior notes due 2010 and US$43,750,000 aggregate principal amount of its 8 7/8 percent senior notes due 2014. The amount that was redeemed represented approximately 29 percent of the US$300 million aggregate principal amount that was outstanding.

—	EQUITY ISSUANCE

In October 2004, Paramount completed a public offering of 2.5 million common shares at $23.00 per share and a private placement of 2.0 million “flow through” common shares at $29.50 per share. Aggregate gross proceeds from these two offerings were $116.5 million.

—	$87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area. The assets acquired were producing approximately 14 MMcf/d of natural gas with no liquids. Reserves attributable to the properties as at July 1, 2004 were estimated to be 17.4 Bcf on a proved basis and 22.2 Bcf on a proved plus probable basis.

—	$185 MILLION ASSET ACQUISITION

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories. The assets acquired were producing approximately 10,000 Boe/d (67 percent natural gas). Reserves attributable to the properties as at June 1, 2004 were estimated to be 12.3 million Boe (64 percent natural gas) on a proved basis and 22.2 million Boe (70 percent natural gas) on a proved plus probable basis.

On August 12, 2004, Paramount disposed of the Notikewan assets acquired as part of this acquisition for approximately $20 million.

—	ISSUANCE OF US $125 MILLION OF LONG-TERM SENIOR NOTES

On June 29, 2004, the Company issued US $125 million 8 7/8 percent Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partially finance the $185 million asset acquisition.

—	DISPOSITION OF ASSETS

On July 27, 2004, Wilson Drilling Ltd., a private drilling company in which Paramount owned a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million in cash with the balance in exchangeable shares. The exchangeable shares can be exchanged for trust units in the Income Trust.

Financial

Natural gas production averaged 173 MMcf/d in 2004, a 21 percent increase over 2003 production of 143 MMcf/d after excluding the 2003 production related to the properties sold to Paramount Energy Trust. The increase in production is primarily the result of the Company’s capital program and acquisitions made during the year. Paramount’s average natural gas sales price before financial instruments was $6.72/Mcf, a 12 percent increase compared to $5.99/Mcf in 2003, due to stronger natural gas demand. Paramount’s average natural gas price after financial instruments was $6.86/Mcf as compared to $5.16/Mcf in 2003.

Oil and natural gas liquids (“NGLs”) production averaged 7,297 Bbl/d in 2004, a two percent increase from 2003’s average production of 7,169 Bbl/d. Paramount’s average oil and NGL sales price before financial instruments was $46.80/Bbl in 2004 compared to $38.27/Bbl in 2003, primarily due to stronger market prices. In addition, the Company’s average oil and NGL price increased due to a change in product mix as a result of NGL and light oil properties acquired in 2004 replacing medium grade oil producing properties disposed of in October 2003.

Paramount’s 2004 production profile continues to be significantly weighted to natural gas. In 2004 natural gas production contributed 80 percent of Paramount’s total production compared to 78 percent in 2003.

Natural gas production volumes averaged 198 MMcf/d during the fourth quarter of 2004, an increase of 40 percent from 141 MMcf/d for the comparable quarter in 2003. The higher natural gas production is primarily a result of the acquisitions. Oil and NGLs sales averaged 8,903 Bbl/d in the fourth quarter of 2004, an increase of 51 percent as compared to 5,877 Bbl/d for the comparable quarter in 2003, primarily due to increased NGL production associated with assets acquired in the Kaybob area.

Paramount’s cash flow from operations for the year increased 77 percent to $295.6 million from $167.3 million in 2003, as a result of higher commodity prices and production levels.

Fourth-quarter cash flow totaled $92.1 million, an increase of 113 percent from $43.2 million during the same period in 2003. The increase in cash flow is primarily a result of higher production levels and higher commodity prices as compared to the fourth quarter of 2003.

The Company recorded net earnings of $41.2 million for the year ended 2004, as compared to net earnings of $1.2 million in 2003. The higher earnings in 2004 are primarily due to an increase in petroleum and natural gas sales resulting from higher production and commodity prices, financial instrument gains as opposed to 2003 losses, and unrealized foreign exchange gains on US debt. This was partially offset by higher non-cash stock based compensation expense, depletion and depreciation expense, and future income tax expense.

Core Producing Areas

Kaybob

The levels of drilling and completion activity continued to increase in the Kaybob area throughout the year. At its peak during the fourth quarter, five drilling rigs and eight service rigs were active. Paramount participated in 26 (16.9 net) wells in the fourth quarter bringing the 2004 total to 75 (52.2 net) wells for the year, resulting in 66 (45.7 net) gas wells, 7 (6.2 net) oil wells and 2 (0.3 net) dry holes. Capital expenditures in the Kaybob Operating Unit, including facility additions and optimization projects, were $111 million, up from $68 million in 2003. An additional $18.1 million was spent acquiring Crown lands in 2004, adding additional opportunities to Paramount’s prospect inventory.

On June 30, 2004, Paramount completed the acquisition of additional interests in the Kaybob area. This acquisition initially added 6,600 Boe/d of production and a large undeveloped land base principally in the Deep Basin area west of the Kaybob core production area. These undeveloped lands are complementary to Paramount’s own land assets resulting in a large prospect inventory for future drilling. As well, a significant amount of seismic data was included in the transaction providing Paramount with a competitive advantage for evaluating drilling prospects, Crown land sales and farm-in opportunities.

Gas production in the Kaybob Operating Unit averaged 96 MMcf/d in 2004 up 20 percent from the 2003 average of 80 MMcf/d. Oil and natural gas liquids production was 4,091 Bbl/d for 2004 up 67 percent from the 2003 average of 2,451 Bbl/d. Kaybob production averaged 15,701 Boe/d in 2003 and grew to 20,157 Boe/d in 2004. In spite of average production declines of approximately 24 percent, we were able to increase production through our capital spending program, as well as through the acquisition. The properties acquired in the transaction averaged 6,130 Boe/d for the second half of 2004. Kaybob production for December 2004 averaged 108 MMcf/d and 5,600 Bbl/d of oil and natural gas liquids (23,600 Boe/d).

Operating costs in the Kaybob area increased from a 2003 average of $6.05/Bbl to $6.96/Bbl. This increase in operating costs is due in part to higher per unit costs of the acquired properties. In addition, we performed a number of workovers on the acquired properties in the fourth quarter of 2004 and further workovers are planned in 2005. It is anticipated that the operating costs will be reduced to approximately

$6.50/Bbl in 2005.

Proved plus probable reserve additions in the Kaybob Operating Unit were 51.5 Bcf and 1,254.6 MMBbl (9.8 MMBoe) which replaces 2004 production of 35.3 Bcf and 1.5 MMBbl (7.38 MMBoe). Costs of finding and development, including future capital, for the proved plus probable reserve additions for the Kaybob area were $6.37/Boe in 2004 which is down from $9.66/Boe in 2003.

The proposed reorganization involves spinning off a portion of the Kaybob Operating Unit assets into Trilogy Energy Trust. These assets will be combined with the Marten Creek assets from the Grande Prairie Operating Unit to form the basis of Trilogy Energy Trust. The Paramount–operated producing assets and lands that will be moved from the Kaybob Operating Unit to Trilogy are characterized by concentrated, high working interest, liquids-rich gas. The lands are in an area that can be characterized by multi-zone potential and a combination of conventional oil and gas and tight gas reservoirs. Paramount feels that a large portion of these lands can be further developed by drilling additional wells into these known tight gas reservoirs. Paramount believes that it can continue to develop these reserves using the expertise that it has gained over the past ten years in this area, and maintain both reserves and production rates for a number of years with the existing prospect inventory.

Grande Prairie

The Grande Prairie Operating Unit grew significantly in 2004. The Company drilled 57 (47.0 net) wells compared to 45 (29.9 net) wells drilled in 2003. Of the total wells drilled in 2004, 21.4 net wells have been tied in and are presently producing and 9.4 net gas wells have been tested and are currently waiting to be tied in. Capital expenditures totaled $58 million in 2004 as compared to $41 million in 2003.

Gas production in 2004 increased 108 percent to average 25 MMcf/d as compared to 12 MMcf/d in 2003. The increase was the result of the Marten Creek acquisition in August 2004 which added approximately 12 MMcf/d of natural gas production and the significant gas production growth in the Mirage area. Oil and NGL production decreased 67 percent to average 585 Bbl/d in 2004 as compared to 1,767 Bbl/d in 2003 as a result of the Sturgeon Lake property disposition in October of 2003. The 2004 year end production exit rate was 40 MMcf/d of natural gas and 400 Bbl/d of oil and NGLs. The 2004 production rates were lower than expected primarily due to third-party infrastructure limitations and wet weather delaying operations. The delays postponed the addition of approximately 5 to 6 MMcf/d of natural gas production to the first quarter of 2005.

In 2004, Marten Creek was the most significant growth area in the Grande Prairie Operating Unit. The first seven wells of this new area were brought on production in March 2004 with initial rates of 5 MMcf/d. A facility expansion was completed in November 2004 to mitigate third-party facility limitations resulting in an increase in production to over 10 MMcf/d by year end. The acquisition in August added production resulting in a field exit rate that was over 20 MMcf/d. Paramount is planning to drill up to 12 wells in 2005, add a field compressor, expand the gathering system and add two water disposal wells to increase production. The Marten Creek project area will also be one of the initial properties to comprise the assets of Trilogy Energy Trust.

The Mirage area was Grande Prairie’s most active area with 28 (25.1 net) wells drilled in 2004, two compressors installed and 44 sections of gross land added. Proved plus probable reserve additions at Mirage for 2004 were 4 Bcf. Mirage’s 2004 exit production rate was 14 MMcf/d of natural gas and 250 Bbl/d of oil and NGLs. The drilling operations in 2004 were delayed two to four months by wet weather, which also delayed a third-party gathering system expansion. The current standing wells are expected to be tied in by the end of the first quarter of 2005 and will initially produce approximately 6 MMcf/d. The growth in this field has been the result of the ongoing development of the shallow Dunvegan formation, as well as the success in new, slightly deeper formations.

Northwest Alberta / Cameron Hills, Northwest Territories

During the year, Paramount participated in the drilling of 22 (14.5 net) wells of which only 1 (0.5 net) well was dry and abandoned. Due to restricted seasonal access, the vast majority of field activities related to seismic acquisition, drilling, and construction were performed in the first quarter. Capital expenditures for the year totaled $32.6 million which was evenly split between drilling and facility expenditures.

For 2004, natural gas production averaged 20 MMcf/d of gas and 797 Bbl/d of oil and NGLs, compared to 22 MMcf/d of natural gas and 448 Bbl/d of oil and NGLs in 2003. Significant production increases were realized in the Haro area with the drilling of 12 gas wells (7.5 net), and the completion of the expansion in June of the existing natural gas production capacity from 1.4 MMcf/d to 5.9 MMcf/d. This increase was offset by declines at Cameron Hills and Bistcho.

The planned focus of activity in Northwest Alberta in 2005 will be in the Bistcho-Zama-Larne area with potential participation in the drilling of 19 gross (9.5 net), operated and non-operated gas wells. In the Haro area, 6 (4 net) gas wells are expected to be drilled. The Company also plans to conduct two seismic programs on new lands acquired in 2004. Activity in Cameron Hills, NWT, will be limited as regulatory approvals for new drilling has not been received.

Northwest Territories / Northeast British Columbia

Production from this operating area increased from 12 MMcf/d in 2003 to 16 MMcf/d in 2004. The increase was a result of both drilling activity and the acquisition of additional working interests in three of the four producing properties. A total of 18 (9.4 net) wells were drilled during 2004, and two separate property transactions were closed during the year.

Development activity was focused on the West Liard field with the drilling of 3K-29 and 2M-25 along with a workover on the shut-in well at M-25. Both 2M-25 and M-25 were brought on production during the fourth quarter. Paramount’s working interest in this field increased from 3 percent to 67 percent as a result of the 2004 acquisitions. Also included in the asset acquisitions was the remaining 50 percent interest in the Tattoo and Maxhamish production facilities.

Exploratory drilling continued at Colville Lake, NWT, where three wells were drilled with encouraging results. Two of these wells at K-14 and C-34 tested potential new pools while the third well at B-23 was drilled to delineate the Nogha discovery. Paramount will continue its exploration efforts in the Colville Lake area with the drilling of five wells this winter and further completion and testing of existing wells.

Delineation and tie in of new discoveries in Northeast British Columbia should add between 2-5 MMcf/d in the first quarter of 2005. Six wells were also drilled on various exploratory prospects in Northeast British Columbia with two of these encountering potential new pools that require further delineation, while a third discovery is slated to be on production in 2005. The upcoming winter program will include drilling and workover activity to maximize value from the higher working interests in the existing production facilities.

Southern

The Southern Operating Unit encompasses three different regulatory jurisdictions, southern Alberta, northern Montana and the southwest of North Dakota.

The Company drilled 82 (40.8 net) wells in 2004 as compared to 20 (14.6 net) in 2003. The average production for the year was 11 MMcf/d of gas, with 1,798 Bbl/d of oil and NGLs as compared to 10 MMcf/d of gas and 2,459 Bbl/d of oil and NGLs in 2003. In the fourth quarter of 2004, the Southern Operating Unit produced 11 MMcf/d of gas, and 1,600 Bbl/d of oil and NGLs. This was the most active quarter with 52 (21.8 net) wells drilled. Most of the activity was in the Chain region where 18 (14.6 net) coal bed methane (“CBM”) wells and 5 (4.0 net) Belly River wells were drilled.

In the third quarter of 2004, Paramount divested all its operated properties in southeast Saskatchewan (for a gain of $14 million) to further focus the operations in the Southern Operating Unit core areas. The primary core areas of production are the gas-producing Chain/Craigmyle field and the oil producing area of the Williston Basin in the United States.

The Chain region has seen a revival over the last two years and has doubled production from 3 MMcf/d to 6.2 MMcf/d. The 18 CBM wells were all successful and will form the base for a multiyear development program of the Horseshoe Canyon CBM play. These wells are drilled to a depth of 350 meters and produce natural gas at average rates of over 100 Mcf/d with no associated water production. The continuing Belly River drilling program has been very successful and has enabled existing infrastructure to operate at capacity. A re-evaluation of our facilities has shown the need for a new parallel low pressure production system on which we will start construction in the second quarter of 2005. The Chain region will be the focus of most of our activity in 2005 with 98 wells planned which consist of 88 CBM wells, eight wells for Belly River targets and two for Mannville targets.

The North Dakota area is presently producing 564 Boe/d and will be the second area of focus for the Southern Operating Unit. Paramount will be drilling six wells for deep oil in the Knutson and Beavercreek Fields.

Heavy Oil

During 2004 Paramount Resources increased its oil sands acreage by 70 percent with the acquisition of 51,000 acres of oil sands rights for a total cost of $2.7 million. The Company’s total oil sands acreage is approximately 120,000 acres and is located mainly in the Leismer and Surmont areas of northeast Alberta. During 2004 Paramount drilled 17 Oil Sands Evaluation (OSE) wells. The encouraging results of these wells are being followed-up with a 15 to 20 well OSE program in early 2005. The Company is optimistic that the results of the oil sands evaluation program will allow it to bring forward a 3,000 Bbl/d SAGD pilot application in 2005.

Gas Re-injection and Production Experiment

Paramount made a significant step towards a technical solution to the Gas over Bitumen issue with the approval of the Gas Re-Injection and Production Experiment to be conducted in the Surmont area of northeast Alberta. This pilot project involves the collection and re-injection of up to 3 MMcf/d of compressor exhaust gases, maintaining pressure, allowing a similar volume of natural gas production from previously shut-in gas pools. The experiment also enables the sequestration of up to 400 Mcf/d of carbon dioxide. This experimental pilot project is expected to start up in the second quarter of 2005. If successful, Paramount is hopeful that this experiment will offer some resolution at Surmont to the Gas over Bitumen issue as well as provide for sequestration opportunities for carbon dioxide.

Reserves

Paramount’s reserves for the year ended December 31, 2004, were evaluated by McDaniel and Associates Consultants Ltd. (“McDaniel”) who have evaluated Paramount’s reserves for the entire 25-year existence of the Company, and by Paddock Lindstrom and Associates Ltd. (“Paddock Lindstrom”). As defined by National Instrument (“NI”) 51-101 proved reserves are defined as having a 90 percent probability that these reserves will be recovered and probable reserves are defined as having at a 50 percent probability that these reserves will be recovered.

The following table summarizes the reserves evaluated as at December 31, 2004, using McDaniel’s and Paddock Lindstrom’s forecast prices and costs.

	Gross Proved and Probable Reserves				Before Tax Net Present Value
					($ millions)
		Light and	Natural
	Natural	Medium	Gas
Reserve Category	Gas	Crude Oil	Liquids	Boe	Discount Rate
	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%
Canada
Proved
Developed Producing	254.5	5,615	5,552	53,592	1,266.6	1,063.9	929.5
Developed Non-Producing	52.4	667	501	9,898	205.7	166.1	140.8
Undeveloped	39.9	308	289	7,251	142.8	91.2	64.0

Total Proved	346.9	6,590	6,342	70,741	1,615.2	1,321.3	1,134.3
Probable	221.3	2,901	2,087	41,882	950.6	663.5	500.7

Total Proved Plus Probable Canada	568.2	9,492	8,430	112,622	2,565.8	1,984.7	1,635.0

United States
Proved
Developed Producing	0.4	2,108	—	2,169	29.8	25.3	21.9
Developed Non-Producing	—	—	—	—	(0.4)	(0.3)	(0.3)
Undeveloped	—	—	—	—	—	—	—

Total Proved	0.4	2,108	—	2,169	29.5	25.0	21.6
Probable	—	431	—	437	6.0	3.9	2.7

Total Proved Plus Probable US	0.4	2,539	—	2,606	35.5	28.8	24.3

Total Company
Total Proved	347.2	8,698	6,342	72,910	1,644.7	1,346.2	1,156.0
Total Probable	221.4	3,332	2,087	42,319	956.6	667.4	503.4

Total Reserves	568.6	12,031	8,430	115,230	2,601.3	2,013.6	1,659.3

(Columns may not add due to rounding)

Reserve Reconciliation for Year-End 2004

The following table sets forth the reconciliation of Paramount’s gross reserves for the year ended December 31, 2004, as evaluated by McDaniel and Paddock Lindstrom using forecast prices and costs. Gross reserves include working interest reserves before royalties.

Reserves (Company share before royalty)

	Proved Reserves			Probable Reserves			Proved + Probable Reserves
		Oil &			Oil &			Oil &
	Gas	NGL	Boe	Gas	NGL	Boe	Gas	NGL	Boe
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe

Total Reserves Jan 1, 2004	241.7	10,617	50,900	87.7	1,896	16,513	329.4	12,513	67,413

Total 2004 Divestments(1)	(0.2)	(1,021)	(1,042)	—	(176)	(176)	(0.2)	(1,196)	(1,224)
Total 2004 Acquisitions(1)	63.1	5,426	15,951	51.6	1,505	10,108	114.8	6,931	26,059
2004 Capital Program Additions(1)	83.3	1,624	15,510	64.9	1,532	12,346	148.2	3,156	27,856
Total 2004 Production	(63.4)	(2,671)	(13,231)	—	—	—	(63.4)	(2,671)	(13,231)
Technical Revisions(1)	22.6	1,066	4,830	17.2	662	3,525	39.8	1,727	8,355

Total Reserves Jan. 1, 2005	347.2	15,041	72,910	221.4	5,420	42,319	568.6	20,460	115,230

(Columns may not add due to rounding)

(1)	Paramount estimates

Finding and Development Costs

Paramount has calculated the capital associated with the 2004 reserve additions and as such has excluded certain capital expenditures. The calculation excluded the $37.6 million of expenditures from the finding and development cost calculation associated with the exploration at Colville Lake and the Bitumen evaluation. This capital will be included in the finding and development calculation during the year in which reserves are first booked for Colville Lake and Bitumen by the Company. In addition, capital was reduced by $45.1 million to reflect the net increase in the value of our undeveloped acreage inventory. Future capital of $36.2 million to fully develop the booked proved reserves, and $103.2 million to fully develop the proved and probable reserves were included in the finding and development calculation. Paramount’s finding and development costs were $13.57/Boe on a proved reserves and $9.48/Boe for proved plus probable reserves. Finding and development costs for 2003 were $18.93 on a proved basis and $15.73 on a proved plus probable basis.

Trilogy Energy Trust

The Company has announced that a special meeting of securityholders to consider its previously announced trust spinout transaction is scheduled to be held on Monday, March 28, 2005. The Trust Spinout is to be effected through an arrangement under the Business Corporations Act (Alberta). The transaction is subject to approval by the shareholders and optionholders of Paramount, the Court of Queen’s Bench of Alberta and regulatory authorities.

At the meeting, holders of Paramount common shares and options will be asked to approve the Trust Spinout which would result in Paramount shareholders receiving units of a new energy trust, to be known as Trilogy Energy Trust (“Trilogy”). Upon completion of the Trust Spinout, Paramount shareholders will own 100 percent of post-reorganization Paramount and 81 percent of the outstanding units of Trilogy. Paramount will own the remaining 19 percent of the outstanding units of Trilogy. Shareholders will receive one trust unit for each existing common share. Based on the number of Paramount shares outstanding on February 25, 2005, there are expected to be approximately 63.9 million common shares of Paramount and 78.9 million units of Trilogy outstanding upon completion of the Trust Spinout.

Trilogy will indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d (80 percent natural gas). These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest, lower decline properties that are geographically concentrated with numerous infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by Trilogy. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Current production from these assets is approximately 20,000 Boe/d (75 percent natural gas). Through Paramount, shareholders will participate in the potential upside of its remaining predominantly growth-oriented assets. Through Trilogy, unitholders will receive regular distributions of cash derived from the cash flow produced by Trilogy’s low-risk development assets. Due to Trilogy’s extensive development drilling portfolio, it is anticipated that Trilogy will retain approximately 35 percent of its cash flow for capital expenditures with the remaining 65 percent of its cash flow being distributed to unitholders in monthly distributions. This extensive development drilling portfolio is expected to make Trilogy less reliant on the competitive acquisition market for developed assets to maintain and grow distributions. Paramount believes that the Trust Spinout will enhance value for shareholders by dividing Paramount’s assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through Trilogy, and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The Trust Spinout will allow shareholders to participate either separately or on a combined basis in the growth potential and low-risk development qualities of Paramount’s assets. Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. If the necessary securityholder and court approvals are obtained and other conditions are satisfied, the Trust Spinout is expected to be completed on or about April 1, 2005.

Outlook

Paramount has budgeted a total of $340 million for capital expenditures for 2005; of this, $100 million is to be directed to the Trilogy assets and the remaining $240 million will be directed to the properties retained by Paramount Resources Ltd. This capital program is intended to entirely replace both production and reserves in Trilogy which is forecasted to produce 120 MMcf/d and 5,000 Bbl/d or 25,000 Boe/d. Paramount’s capital program is designed to grow production to 25,000 Boe/d by the end of the year. Total cash flow in 2005 is estimated to be approximately $425 million or approximately $6.66/share. We look forward to delivering further value to Paramount shareholders with the creation of the income generating Trilogy Energy Trust, as well as a continued growth oriented investment in Paramount Resources which will continue to add value through its short and medium term drilling opportunities as well as the longer term projects the company continues to work on such as Colville Lake in the Northwest Territories and Bitumen development projects in northeast Alberta.

Advisory Regarding Reserves Data and Other Oil and Gas Information

Unless otherwise indicated, all reserves information in this news release represents gross reserves based on forecast prices and costs.

In this news release, certain natural gas volumes have been converted to Boe on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ration of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Finding and development costs were calculated for each year shown by dividing exploration and development costs plus changes in estimated future development costs less the increase in value of undeveloped land and capital associated with long term development projects by reserve additions for the year. The increase in value of undeveloped land and capital associated with long term development projects was excluded from the numerator as these items are not associated with reserve additions for the year. The 2003 figures do not include technical revisions, a significant portion of which were associated with the adoption of National Instrument 51-101 in September 2003. The aggregate of the exploration and development costs incurred in 2004 and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this news release include statements with respect to future production, capital expenditures, drilling, operating costs, cash flow, and the magnitude of oil and natural gas reserves. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because we can give no assurance that such expectations will prove to have been correct. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic business and market conditions, fluctuations in interest rates, production estimates, our future costs, future crude oil and natural gas prices, and our reserve estimates. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

A conference call will be held with the senior management of Paramount Resources Ltd. to answer questions with respect to the year-end results at 8:30 a.m. MST on Thursday, March 10, 2005. To participate please call 1-866-902-2211 or 1-416-695-5261 approximately 15 minutes before the call is to begin.

The conference call will be live webcast from www.paramountres.com.

A replay of the conference call will be available within an hour of the call for seven days: until March 17, 2005. The number for the replay is 1-888-509-0082 or 1-416-695-5275.

The conference call will be available for replay on the Company website, www.paramountres.com within two hours of the webcast.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C. H. (Clay) Riddell, Chairman and Chief Executive Officer J. H. T. (Jim) Riddell, President and Chief Operating Officer B. K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600 Fax: (403) 262-7994

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD & A”)

Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the year ended December 31, 2004.

The following discussion of financial position and results of operations should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004. The consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation to United States GAAP is included in Note 17 to the consolidated financial statements.

This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, the weighting of Paramount’s production toward natural gas, reserve estimates, production estimates, financial instrument policies, asset retirement obligations, the size of available income tax pools, the renewal of the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.

Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future asset retirement obligations, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.

Included in this MD&A are references to financial measures such as cash flow from operations (“cash flow”) and cash flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Cash flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers cash flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Cash flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP, as an indicator of the Company’s performance.

In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the well head.

Early in 2003, the Company disposed of a significant number of assets to Paramount Energy Trust. The net book value of the assets amounted to $244.4 million (17 percent) of total assets as of December 31, 2002, 94.8 Mcf/d (39 percent) of total natural gas production, and 15,807 Boe/d (34 percent) of total production. As such, the 2002 comparative figures shown in this MD&A report contains the results of these assets and should be read and interpreted with this understanding.

The date of this MD&A is March 9, 2005.

Additional information on the Company, including the Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount Resources Ltd. (Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

Significant Events

REORGANIZATION

On December 13, 2004 Paramount announced that its Board of Directors had unanimously approved a proposed reorganization which would result in Paramount’s shareholders receiving units of a new energy trust (the “Trust”, now named Trilogy Energy Trust) which will indirectly own existing properties of Paramount with current production of approximately 25,000 Boe/d (the “Trust Spinout”). Under the Trust Spinout, Paramount’s shareholders will continue to be shareholders of Paramount, which will continue to operate as it has in the past.

The Company has also announced that a special meeting of security holders to consider its previously announced trust spinout transaction is scheduled to be held on Monday, March 28, 2005. The Trust Spinout is expected to be effected through an arrangement under the Business Corporations Act (Alberta). The transaction is subject to approval by the shareholders and option holders of Paramount, the Court of Queen’s Bench of Alberta and regulatory authorities.

At the meeting, holders of Paramount common shares and options will be asked to approve the Trust Spinout which would result in Paramount shareholders receiving units of a new energy trust, to be known as Trilogy Energy Trust (“Trilogy”). Upon completion of the Trust Spinout, Paramount shareholders will own 100 percent of post-reorganization Paramount and 81 percent of the outstanding units of Trilogy. Paramount will own the remaining 19 percent of the outstanding units of Trilogy. Shareholders will receive one trust unit for each existing common share. Based on the number of Paramount shares outstanding on February 25, 2005, there are expected to be approximately 63.9 million common shares of Paramount and 78.9 million units of Trilogy outstanding upon completion of the Trust Spinout.

Trilogy will, subject to approval, indirectly own certain of Paramount’s existing assets with current production of approximately 25,000 Boe/d (80 percent natural gas). These assets, in the Kaybob and Marten Creek areas of Alberta, are primarily low-risk, high working interest properties that are geographically concentrated with numerous infill drilling opportunities and good access to infrastructure and processing facilities to be operated and controlled by Trilogy. The balance of Paramount’s assets, consisting of its predominantly growth-oriented assets, will remain with Paramount. Current production from these assets is approximately 20,000 Boe/d (75 percent natural gas). Through Paramount, shareholders will participate in the potential upside of its remaining predominantly growth-oriented assets. Through Trilogy, unitholders will receive regular distributions of cash derived from the cash flow produced by Trilogy’s low-risk development assets.

Due to Trilogy’s extensive development drilling portfolio, it is anticipated that Trilogy will retain approximately 35 percent of its cash flow for capital expenditures with the remaining 65 percent of its cash flow being distributed to unitholders in monthly distributions. This extensive development drilling portfolio is expected to make Trilogy less reliant on the competitive acquisition market for developed assets to maintain and grow distributions. Paramount believes that the Trust Spinout will enhance value for shareholders by dividing Paramount’s assets into two specific groups, consisting of (i) the higher free cash flow Kaybob and Marten Creek assets which will be owned through Trilogy, and (ii) the predominantly growth oriented assets that will continue to be owned by Paramount. The Trust Spinout will allow shareholders to participate either separately or on a combined basis in the growth potential and low-risk development qualities of Paramount’s assets.

Paramount believes that the post-transaction structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. If the necessary securityholder and court approvals are obtained and other conditions are satisfied, the Trust Spinout is expected to be completed on or about April 1, 2005.

NOTE REDEMPTION

On December 30, 2004 the Company redeemed approximately US$41.7 million of the 7⅞ percent senior notes due 2010 and US$43.7 million of the 8⅞ percent notes due 2014. The indentures governing the notes permit the Company to redeem up to 35 percent of the aggregate principal amount of each series of notes outstanding. The redemptions were made pursuant to the rights offering arising from the Company’s October equity offerings.

NOTE EXCHANGE

On December 17, 2004, Paramount commenced the exchange offer and consent solicitation for its 7⅞ percent Senior Notes due 2010 (the “2010 Notes”) and 8⅞ percent Senior Notes due 2014 (the “2014 Notes”). On February 7, 2005, the Company completed the notes offer by issuing US $213.6 million principal amount of 2013 notes and paying aggregate cash consideration of approximately US $36.2 million in exchange for approximately 99.31 percent of the 2010 notes and 100 percent of the 2014 notes. The 2013 notes bear interest at a rate of 8½ percent per annum and mature January 31, 2013. The notes are secured by approximately 80 percent of the Trust units that will be owned by Paramount following completion of the Trust Spinout (see Reorganization Announcement above).

EQUITY ISSUANCE

On October 26, 2004, Paramount completed its public offering of 2,500,000 common shares (including 500,000 common shares issued following the exercise in full of the underwriters’ option) at a price of $23.00 per share for gross proceeds of $57.5 million.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million.

DISPOSITION OF ASSETS

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million in cash with the balance in exchangeable shares. The exchangeable shares can be redeemed for trust units in the Income Trust, subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished.

$87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The assets acquired were producing approximately 14 MMcf/d of natural gas, or

2,300 Boe/d. The reserves attributable to the properties as of July 1, 2004, as estimated by McDaniel and Associates, consist of proved reserves of approximately 17.4 Bcf of natural gas, or 2.9 million Boe; proved plus probable reserves of approximately 22.2 Bcf or 3.7 million Boe. The asset retirement associated with these assets is $2.1 million. In accounting for this acquisition, the Company recorded a future tax asset in the amount of $89.0 million.

$185 MILLION ASSET ACQUISITION

On June 30, 2004, Paramount completed the acquisition of assets in the Kaybob area of central Alberta and the Fort Liard area of the Northwest Territories for $185.1 million, after adjustments. The properties acquired were producing approximately 10,000 Boe/d, comprised of 40 MMcf/d of natural gas and 3,300 Bbl/d of oil and natural gas liquids (“NGLs”). The reserves attributable to the properties as of June 1, 2004 were estimated by Paramount to consist of proved reserves of approximately 47.2 Bcf of natural gas and 4.4 million Bbl of oil and NGLs, or a total of 12.3 million Boe; proved plus probable reserves of approximately 93.6 Bcf of natural gas and 6.7 million Bbl of oil and NGLs, or a total of 22.2 million Boe.

On August 12, 2004, Paramount disposed of the Notikewan assets acquired in the $185 million asset acquisition for approximately $20 million. No gain or loss was recorded on the transaction.

ISSUANCE OF US $125 MILLION OF LONG-TERM SENIOR NOTES

On June 29, 2004, the Company issued US $125 million 8⅞ percent Senior Notes due 2014. Proceeds from the Senior Notes issuance were used to partially finance the $185 million asset acquisition. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009, at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007 at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all the Company’s existing and future senior unsecured indebtedness. The financing charges related to the issuance of the senior notes are capitalized to other assets and amortized evenly over the term of the notes.

Revenue & Production

Revenue (thousands of dollars)	2004	2003	2002

Natural gas, net of transportation	$425,626	$333,924	$311,438
Oil and natural gas liquids, net of transportation	124,990	100,135	72,750

Petroleum and natural gas revenue	550,616	434,059	384,188
Realized financial instrument gain (loss)	(683)	(53,204)	46,813
Unrealized financial instrument gain	19,376	—	—
Gain (loss) on investments	(34)	(1,020)	40,830

Gross revenue	$569,275	$379,835	$471,831

Petroleum and natural gas revenue totaled $550.6 million in 2004, as compared to $434.1 million in 2003 (2002 — $384.2 million). The increase in revenue is due to increased production and higher commodity prices. Stronger natural gas demand resulted in an increase of 12 percent in Paramount’s average natural gas sales price before financial instruments to $6.72/Mcf as compared to $5.99/Mcf in 2003 (2002 — $3.53/Mcf). The Company’s average natural gas price after financial instruments was $6.86/Mcf as compared to $5.16/Mcf in 2003 (2002 — $4.08/Mcf). Natural gas production volumes averaged 173 MMcf/d in 2004, a 13 percent increase from the 153 MMcf/d produced in 2003 (2002 — 241 MMcf/d), primarily as a result of acquisitions made during the year.

Oil and natural gas liquids (“NGLs”) production averaged 7,297 Bbl/d in 2004, a two percent increase from 2003’s average production of 7,169 Bbl/d. Paramount’s average oil and NGLs sales price before financial instruments was $46.80/Bbl in 2004 compared to $38.27/Bbl in 2003, primarily due to stronger market prices. In addition, the Company’s average oil and NGLs price increased due to a change in product mix as a result of NGLs and light oil properties acquired in 2004 replacing medium grade properties disposed of in October 2003.

Paramount’s 2004 production profile continued to be significantly weighted to natural gas. In 2004 natural gas production contributed 80 percent of Paramount’s total production compared to 78 percent in 2003 (2002 — 88 percent).

Fourth quarter petroleum and natural gas revenue before financial instruments totaled $165.8 million as compared to $86.1 million for the comparable quarter in 2003 (2002 — $135.0 million). The increase in revenue is due to increased production volumes and to higher commodity prices. Natural gas production volumes averaged 198 MMcf/d during the fourth quarter, an increase of 40 percent as compared to 141 MMcf/d for the comparable quarter in 2003 (2002 — 263 MMcf/d). The increase in natural gas production is primarily a result of production from acquired properties during the year. Oil and NGLs sales averaged 8,903 Bbl/d in the fourth quarter of 2004 as compared to 5,877 Bbl/d for the comparable quarter in 2003 (2002 — 8,552 Bbl/d). Increased oil and NGLs production during the fourth quarter of 2004 is mainly the result of increased NGLs production associated with the properties acquired combined with a decrease in oil and NGLs production resulting from the sale of Sturgeon lake in October, 2003.

The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The Instrument requires all reported petroleum and natural gas production to be measured in marketable quantities, with adjustments for heat content included in the commodity price reported. Commencing the fourth quarter of 2003 the Company adopted the Instrument prospectively. As such, fourth quarter 2003 and subsequent period natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

Financial Instruments

Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing commodity price hedges. The financial instrument program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s current production volumes.

At December 31, 2004, Paramount had the following commodity price financial instrument contracts in place:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMbtu/d	US $6.41	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.46	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.95	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 - March 2005
NYMEX Call Option	20,000 MMbtu/d	US $10.00 Strike	December 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005
Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 - March 2005

Had these financial contracts been settled on December 31, 2004, using prices in effect at that time, the mark to market before tax gain would have totaled $14.2 million.

As at December 31, 2004, the Company had entered into the following physical delivery contracts:

	Amount	Price	Term
Physical delivery contracts
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 - March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 - March 2005

Subsequent to December 31, 2004, the Company has entered into the following financial instrument contracts:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	1,000 Bbl/d	US $46.77	March 2005 - December 2005
NYMEX Fixed Price	1,000 Bbl/d	US $47.30	March 2005 - September 2005
NYMEX Fixed Price	1,000 Bbl/d	US $53.26	April 2005 - September 2005
AECO Fixed Price	10,000 GJ/d	$7.06	April 2005 - October 2005
AECO Fixed Price	10,000 GJ/d	$7.10	April 2005 - October 2005

On January 1, 2004, the Company adopted the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 — Hedging Relationships and Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.

As a result of applying these recommendations, the Company recorded deferred financial instrument gains and losses at January 1, 2004 of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses are being recognized in the earnings over the term of the related contracts. Amortization for the year ended December 31, 2004 totaled $1.8 million for the deferred financial instrument loss and $1.6 million for the deferred financial instrument gain, for a net decrease in earnings before tax of $0.2 million.

In addition, the Company recorded a net financial instrument asset at December 31, 2004, with a fair value of $19.4 million. This amount reflects the unrealized changes in fair value of Paramount’s financial instruments.

The total gain on financial instruments for the period of $18.7 million is comprised of unrealized gains of $19.4 million (change in fair value of contracts recorded on transition — $1.3 million gain, amortization of the fair value of contracts — $0.2 million loss, fair value of contracts entered into during the period — $18.3 million gain) less realized losses of $0.7 million. The $0.7 million realized cash losses on financial instruments for the year ended December 31, 2004 is a 99 percent decrease from the $53.2 million of realized cash losses on financial instruments for the 2003 comparative period.

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

During 2004, approximately 65 percent of Paramount’s natural gas sales were under long-term contracts to gas aggregators and direct-sales purchasers as compared to 75 percent and 43 percent for 2003 and 2002, respectively. The decrease in the percentage is due to decreased aggregator gas sales as well as termination of the Company’s Ventura northern border agreement.

Paramount closed a transaction in March 2005 whereby it acquired an indirect 25 percent ownership interest in a gas marketing limited partnership. In conjunction with the acquisition of the ownership interest, Paramount will make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.

Paramount and Summit Operating Partnership (which will become Trilogy Energy LP, subject to the completion of the Trust Spinout) have entered into a Call on Production Agreement. Under this agreement, Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement will be no longer than five years.

Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions.

Netbacks

Netbacks ($/Boe)	2004	2003	2002

P&NG revenue, net of transportation	$41.61	$6.36	$25.50
Royalties	7.94	6.93	4.44
Operating costs	7.24	6.82	5.14

Operating netback	26.43	22.61	15.92
Realized financial instrument loss (gain)	0.05	4.47	(2.79)
General and administrative	1.91	1.60	0.95
Bad debt expense (recovery)	(0.42)	0.50	—
Lease rentals	0.27	0.30	0.27
Interest on long-term debt(1)	1.82	1.60	1.43
Current and Large Corporations Tax	0.51	0.23	0.55

Cash flow netback	$22.29	$13.91	$15.51

(1)	Net of non-cash interest expense.

Royalties

Royalties (thousands of dollars)	2004	2003	2002

Crown royalties (net of ARTC)	$99,298	$78,996	$70,786
Other royalties	5,748	3,516	3,658

Net royalties	$105,046	$82,512	$74,444

Average corporate royalty rate as a percentage of petroleum and natural gas revenue before financial instruments	19.1%	19.0%	19.4%

For 2004, net royalties increased to $105.0 million from $82.5 million in 2003 (2002 — $74.4 million) due to higher production and commodity prices. As a percentage of revenue, Paramount’s corporate royalty rate is substantially unchanged from the prior year, at 19.1 percent compared to 19.0 percent in 2003.

Fourth quarter royalties totaled $30.4 million as compared to $10.7 million for the fourth quarter in 2003 (2002 — $28.2 million). The increase in royalty costs reflects the increase in production volumes and higher commodity prices.

Operating Costs

Operating Expenses (thousands of dollars)	2004	2003	2002

Operating expenses	$95,767	$81,193	$86,067

Net operating expenses per Boe	$7.24	$6.82	$5.14

Paramount’s 2004 operating expenses increased 18 percent to $95.8 million from $81.2 million in 2003 (2002 — $86.1 million). On a units-of-production basis, operating costs increased 6 percent to $7. 24/Boe from $6.82/Boe in 2003 (2002 — $5.14/Boe). The industry in general experienced increases in the costs of goods and services particularly higher labour and energy costs. In addition, properties acquired by the Company during the year have higher per unit operating costs than existing Paramount properties. Paramount constructs and operates plant facilities and gathering systems as a corporate strategy in order to control the flow of its natural gas to market. These facilities incur fixed costs, which are in addition to the costs incurred at the well level, thereby increasing total operating expenses and the relative magnitude of the per unit costs.

Fourth quarter operating costs increased to $30.9 million as compared to $22.3 million a year earlier. Fourth quarter operating costs decreased on a units-of-production basis to $8.02/Boe from $8.25/Boe for the comparable quarter in 2003. The 2004 fourth quarter operating costs included workovers related to acquired properties, while the fourth quarter of 2003 included the settlement of a dispute with a facility operator, as well as post-closing adjustments related to the Sturgeon Lake property sale incurred during the quarter.

General and Administrative Expenses

General and Administrative Expenses (thousands of dollars)	2004	2003	2002

Gross general and administrative expenses	$41,007	$31,906	$30,868
Operating recoveries	(15,760)	(12,855)	(15,238)

Net general and administrative expenses	$25,247	$19,051	$15,630

Net general and administrative expenses per Boe	$1.91	$1.60	$0.95

General and administrative expenses, net of operating recoveries, increased to $25.2 million in 2004 as compared to $19.1 million in 2003 (2002 — $15.6 million). Paramount has increased its head-office staffing levels to enable the Company to identify and develop new core areas and build its production portfolio. This initiative has resulted in Paramount advancing its long-term projects such as Colville Lake, Northeast Alberta bitumen and coal bed methane, and developing successful new fields in existing core areas within Grande Prairie and Northwest Alberta. The Company has also increased administrative staff levels to ensure compliance with new corporate and reporting obligations in Canada and the United States; certain of these are a result of the US debt offerings closed in 2004. Paramount does not capitalize any general and administrative expenses with the exception of overhead recoveries.

Stock-Based Compensation

Prior to 2004, the Company accounted for its stock option plan using the fair value method. In 2004, the Company prospectively adopted the intrinsic value method to account for the Company’s stock-based compensation plan. For 2004, the Company recorded a $41.2 million non-cash expense using the intrinsic value method compared to the $1.2 million non-cash expense recorded in 2003 (2002 — $0.6 million) using the fair value method.

Interest Expense

Interest Expense (thousands of dollars)	2004	2003	2002

Interest expense	$25,399	$19,214	$23,943
Total debt, December 31	$459,141	$287,237	$539,270
Average debt outstanding for the period	$443,156	$340,919	$448,951

Interest expense increased to $25.4 million in 2004 from $19.2 million in 2003 (2002 — $23.9 million). The increase reflects higher average debt levels for the Company in 2004 as a result of acquisitions made in the current year.

Dry Hole Costs

Under the successful efforts method of accounting, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. For 2004, dry hole costs amounted to $24.7 million as compared to $36.6 million in 2003 (2002 — $120.1 million). The 2004 provision includes $5.8 million of costs associated with wells drilled in the current year and $18.9 million associated with exploratory wells drilled in previous years.

Geological and geophysical expenses increased during 2004 to $8.7 million from $8.5 million in the previous year (2002 — $9.3 million).

Depletion, Depreciation and Amortization

The current year provision for depletion and depreciation expense totaled $191.6 million as compared to $165.1 million in 2003 (2002 — $169.4 million). Depletion and depreciation expense includes expired lease costs of $12.9 million. On a units-of-production basis, depletion and depreciation costs averaged $14.48/Boe as compared to $13.86/Boe in 2003 (2002 — $10.11/Boe).

Capital costs associated with undeveloped land of $164 million and non-producing petroleum and natural gas properties of $136 million totaling $300 million are excluded from capital costs subject to depletion in 2004 (2003 — $209 million).

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants (“CICA”) recommendation on Asset Retirement Obligations, which requires liability recognition for the fair value of retirement obligations associated with long-lived assets. Prior to January 1, 2004, the estimated future dismantlement and site restoration costs of natural gas and crude oil assets were provided for using the unit-or-production method.

As a result of this change, net earnings for the year ended December 31, 2003 decreased by $1.5 million ($0.02 per share). The asset retirement obligations liability as at December 31, 2003 increased by $40.4 million, property, plant and equipment, net of accumulated depletion, increased by $31.1 million, and future income tax liability decreased $3.7 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligations, recorded retroactively.

On an annual basis the Company reviews the liability for asset retirement obligations. For 2004, accretion expense for asset retirement obligations totaled $6.9 million as compared to $4.0 million in 2003. At December 31, 2004, the Company had recorded an asset retirement obligation liability for its petroleum and natural gas properties of

$101.5 million (2003 — $61.6 million). The majority of the increase is due to the obligations associated with additional acquired properties purchased during the year.

Income Taxes

In 2004, Paramount recorded Large Corporations and other tax expense of $6.8 million as compared to $2.7 million in 2003.

The future income tax expense recorded for 2004 totaled $40.7 million, as compared to $63.5 million recovery in 2003.

Estimated Income Tax Pools (millions of dollars)	December 31, 2004	December 31, 2003

Undepreciated capital costs (UCC)	$257	$215
Canadian oil and gas property expenses (COGPE)	422	25
Canadian development expenses (CDE)	203	166
Canadian exploration expenses (CEE)	158	68
Other	33	21

Total estimated income tax pools	$1,073	$495

Paramount has available approximately $1,073 million of unutilized tax pools at December 31, 2004. These tax pools will be available for deduction in 2005 in accordance with Canadian income tax regulations at varying rates of amortization.

Cash Flow and Earnings

(thousands of dollars)	2004	2003	2002

Cash flow from operations	$295,566	$167,276	$259,916
Cash flow from operations per share — basic	$4.95	$2.78	$4.37
— diluted	$4.84	$2.77	$4.36

Net earnings before discontinued operations	$34,895	$1,208	$11,132
Net earnings (loss) from discontinued operations	$6,279	$(57)	$(825)

Net earnings	$41,174	$1,151	$10,307

Earnings before discontinued operations per share — basic	$0.58	$0.02	$0.19
— diluted	$0.57	$0.02	$0.19

Earnings per share — basic	$0.69	$0.02	$0.17
— diluted	$0.67	$0.02	$0.16

Paramount’s cash flow from operations increased 77 percent to $295.6 million from $167.3 million in 2003. The increase in cash flows was a result of a reduction in realized financial instrument losses in 2004 as compared to 2003, and an increase in revenues due to higher commodity prices and production. This was partially offset by higher operating costs, general and administrative expenses and interest.

Fourth quarter cash flow totaled $92.1 million, an increase of 113 percent from $43.2 million during the same period in 2003 (2002 — $62.1 million). The increase in cash flow is a result of higher production levels and increased commodity prices as compared to the fourth quarter of 2003.

The Company recorded net earnings of $41.2 million for the year ended 2004, as compared to net earnings of $1.2 million in 2003. The higher earnings in 2004 are primarily due to an increase in petroleum and natural gas sales resulting from higher production and commodity prices, financial instrument gains in 2004 as opposed to 2003 losses, and unrealized foreign exchange gains on US debt. This was partially offset by higher non-cash stock based compensation expense, depletion and depreciation expense, and future income tax expense.

Quarterly Information

Historical quarterly information, prepared by the Company in Canadian dollars and in accordance with GAAP, is as follows:

		Fiscal 2004 Three Months Ended
(thousands of dollars, except per share amounts)		December 31	September 30	June 30	March 31

Net revenues		$162,880	$127,192	$95,767	$79,179
Net earnings (loss) before discontinued operations		$(18,873)	$40,599	$10,331	$2,838
Net earnings (loss) from discontinued operations		$1,120	$5,213	$(395)	$341

Net earnings (loss)		$(17,753)	$45,812	$9,936	$3,179

Net earnings (loss) before discontinued operations
per common share	— basic	$(0.30)	$0.69	$0.18	$0.05
	— diluted	$(0.29)	$0.68	$0.17	$0.05

Net earnings (loss) per common share	— basic	$(0.28)	$0.78	$0.17	$0.05
	— diluted	$(0.28)	$0.76	$0.17	$0.05

		Fiscal 2003 Three Months Ended
(thousands of dollars, except per share amounts)		December 31	September 30	June 30	March 31

Net revenues		$76,945	$65,415	$65,101	$91,446
Net earnings (loss) before discontinued operations		$10,899	$(8,491)	$(1,105)	$(95)
Net earnings (loss) from discontinued operations		$209	$108	$(783)	$409

Net earnings (loss)		$11,108	$(8,383)	$(1,888)	$314

Net earnings (loss) before discontinued operations
per common share	— basic	$0.18	$(0.14)	$(0.02)	$—
	— diluted	$0.18	$(0.14)	$(0.02)	$—

Net earnings (loss) per common share	— basic	$0.18	$(0.14)	$(0.03)	$0.01
	— diluted	$0.18	$(0.14)	$(0.03)	$0.01

Quarterly net revenues have continued to increase since June 30, 2003, primarily as a result of an increase in production levels and higher commodity prices. The decrease in net revenue between March 31, 2003 and June 30, 2003 is primarily due to lower production volumes resulting from the disposition of assets to Paramount Energy Trust in the first quarter of 2003. The third and fourth quarter net revenues for 2004 reflect increased production resulting from the acquisition of assets in the Kaybob, East Liard, and Marten Creek areas.

Quarterly net earnings are generally lower in 2003 due to lower production levels, combined with higher financial instrument losses incurred during 2003. The net loss in the fourth quarter of 2004 is primarily due to the Company prospectively adopting the intrinsic value method to account for stock based compensation expense and an increase in future tax expense.

Capital Expenditures

Capital Expenditures (thousands of dollars)	2004	2003	2002

Land	$37,919	$22,288	$6,410
Geological and geophysical	8,728	8,450	9,303
Drilling	184,466	123,455	124,076
Production equipment and facilities	85,171	69,560	77,407

Exploration and development expenditures	316,284	223,753	217,196

Summit Resources Limited acquisition	—	—	251,422
Property acquisitions	322,598	937	28,610
Proceeds on property dispositions	(61,806)	(371,601)	(5,042)
Other	1,938	1,933	2,349

Net capital expenditures	$579,014	$(144,978)	$494,535

Property, plant and equipment, net, December 31	$1,345,806	$1,037,307	$1,411,961

Total assets, December 31	$1,542,786	$1,177,130	$1,526,786

During 2004, expenditures for exploration and development activities totaled $316.3 million as compared to $223.8 million in 2003 (2002 — $217.2 million). The increase in the capital expenditures program in 2004 resulted in a total of 271 gross (180 net) wells drilled during the year, compared to 211 gross (139 net) wells in 2003 (2002 — 135 gross, 99 net).

Net capital expenditures totaled $579.0 million in 2004 as compared to a recovery of $145 million in 2003 (2002 — $494.5 million). The Company acquired a number of properties totaling $322.6 million in 2004 offset by the disposition of certain non-core properties.

Paramount has budgeted a total of $340 million for capital expenditures for 2005; $100 million of which is to be directed to the Trilogy assets and the remaining $240 million will be directed to the properties retained by Paramount Resources Ltd. The 2005 capital expenditure program is expected to be funded through the Company’s 2005 cash flow.

Investments

The Company has the following short-term investments:

	Opening	Acquired	Closing
	2004 Shares	(Divested)	2004 Shares	Investment

Investments
Fox Creek Petroleum Corp.	2,325,162	—	2,325,162	$2,538,000
Invertek(1)	—	—	—	560,114
Trinidad Drilling Ltd.(1)(2)	—	820,513	820,513	6,400,001
Arctos Petroleum Corp. (6)	—	—	—	2,116,945
Harvest Energy Trust	200,000	(200,000)	—	—
Jurassic Oil and Gas Ltd.(3)	850,000	—	850,000	—
Jurassic Oil and Gas Ltd. — Demand Note(4)	—	—	—	100,000
USD short-term deposits(5)	—	—	—	13,268,200

	3,375,162	620,513	3,995,675	$24,983,260

(1)	Investment in Invertek and Trinidad Drilling Ltd. is through Wilson Drilling Ltd.
(2)	Investment is in the form of Exchangeable Shares which can be redeemed for trust units in Trinidad Energy Services Income Trust.
(3)	The Company wrote off its investment in Jurassic Oil and Gas Ltd. in 2003 but has retained the shares.
(4)	Bears interest at 6 percent per annum.
(5)	US $5 million matures January 4, 2005 and bears interest at 2.15 percent per annum. US $6 million matures January 14, 2005 and bears interest at 2.23 percent per annum.
(6)	Investment is in the form of convertible debentures maturing March 1, 2005 bearing interest at 8 percent per annum

Liquidity and Capital Resources

Paramount’s capital structure as at December 31, 2004, was as follows:

(thousands of dollars, except per share amounts)	Amount	%	$/Share(1)

Debt
US$ senior notes	$257,836	24	$4.08
Credit facility	201,305	19	3.19
Working capital surplus	(7,954)	(1)	(0.13)

Net debt	451,187	42	7.14
Shareholders’ equity	625,039	58	9.89

Total capitalization	$1,076,226	100%	$17.03

(1)	At December 31, 2004 — 63,185,600 basic common shares outstanding.

Debt

US$ SENIOR NOTES

The Company issued US $175 million of 7⅞ percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

On June 29, 2004, the Company issued US $125 million of 8⅞ percent senior notes due 2014. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009 at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007 at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

On December 30, 2004, the Company redeemed US $41.7 million principal of its 7⅞ percent senior notes due 2010 and US $43.8 million principal of its 8⅞ percent senior notes due 2014. The aggregate redemption price was US $45.0 million and US $47.6 million plus accrued and unpaid interest for the 7⅞ percent senior notes and 8⅞ percent senior notes respectively.

CREDIT FACILITY

As at December 31, 2004, the Company had a $270 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lenders’ prime rate, bankers’ acceptance or LIBOR rates plus an applicable margin, dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company has requested and received approval for an extension on the revolving credit facility of 364 days. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

In February 2005, the Company’s borrowing capacity under this facility was increased to $330 million as a result of the Company’s senior note redemption on December 31, 2004, and an increase in its oil and natural gas reserves.

WORKING CAPITAL

The Company’s working capital surplus at December 31, 2004 was $8.0 million (2003 — $10.5 million deficiency).

FUTURE COMMITMENTS

Future commitments, as at December 31, 2004, are as follows:

		Expected Payment Date
Contractual Obligations		Less than	2-3	4-5	After
(thousands of dollars)	Total	1 year	years	years	5 years

US$ 7.875% senior notes due 2010	$160,174	—	—	—	$160,174
US$ 8.875% senior notes due 2014	97,662	—	—	—	97,662
Pipeline commitments	237,205	22,015	42,504	42,075	130,611

Total	$495,041	$22,015	$42,504	$42,075	$388,447

SHARE CAPITAL

As at December 31, 2004, the Company’s issued share capital consisted of 63,185,600 common shares (December 31, 2003 — 60,094,600 common shares). Changes in share capital were as follows:

		Consideration
Common shares	Number	(thousands of dollars)

Balance December 31, 2002	59,458,600	$190,193
Stock options exercised	710,000	10,317
Expenses recognized in respect of stock-based compensation	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued	2,500,000	54,901
Flow-through shares issued	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations		(7,959)

Balance December 31, 2004	63,185,600	$302,932

Between January 1 and May 14, 2004 the Company repurchased 1,629,500 shares at a carrying value of $5.3 million for $19.4 million.

During the year, employees of the Company exercised 220,500 stock options for total consideration of $3.1 million.

In October 2004, Paramount completed a public offering of 2.5 million common shares at $23.00 per share and a private placement of 2.0 million “flow through” common shares at $29.50 per share. Aggregate gross proceeds from these two offerings were $116.5 million. As at December 31, 2004, the Company had made renunciations of $23.7 million.

Stock Options

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at December 31, 2004, 5.0 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.2 million options are outstanding, exercisable to May 31, 2009, at prices ranging from $8.91 to $26.29 per share.

	2004		2003
	Average		Average
Stock options	Grant Price	Options	Grant Price	Options

Balance, beginning of year	$9.64	3,632,000	$14.25	1,949,500
Granted	17.09	348,000	9.66	2,998,000
Exercised	9.97	(618,500)	14.29	(791,000)
Cancelled	9.09	(149,000)	10.30	(524,500)

Balance, end of year	$10.41	3,212,500	$9.64	3,632,000

Options exercisable, end of year	$10.26	1,282,875	$10.72	1,087,875

Risks and Uncertainties

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as for worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

2005 Outlook and Sensitivity Analysis

The Company’s earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Company. Current volatility in commodity prices creates uncertainty as to Paramount’s cash flow and capital expenditure budget. The Company will therefore assess results throughout the year and revise estimates as necessary to reflect most current information. The following analysis assesses the magnitude of these sensitivities on the Company’s 2005 cash flow using the following base assumptions:

2005 Average Production
Natural gas	210 MMcf/d
Crude oil/liquids	10,000 Bbl/d

2005 Average Prices
Natural gas	$6.50/Mcf
Crude oil (WTI)	US$	42.00/Bbl

2005 Exchange Rate (C$/US$)		$0.81

The following analysis assesses the estimated impact on cash flow with variations in production, prices, interest and exchange rates:

Cash Flow Effect
Sensitivity	(millions of dollars)

Gas sales change of 10 MMcf/d	$18.98
Gas price change of $0.10/Mcf	$6.13
Oil and natural gas liquids sales change of 100 Bbl/d	$1.27
Oil and natural gas liquids price change of $1.00/Bbl (W.T.I)	$3.60
Sensitivity to Canada/US exchange rate fluctuation of $0.01 CDN	$1.21
Average interest rate change of 1%	$0.62

Critical Accounting Estimates

The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.

ACCOUNTING FOR PETROLEUM AND NATURAL GAS OPERATIONS

Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

RESERVE ESTIMATES

Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Paramount’s reserve information is based entirely on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole and site restoration expenses. If reserve estimates decline, the rate at which the Company records depletion and site restoration expenses increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.

IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES

The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs, may change and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations recorded in the consolidated financial statements are based on estimated total costs of such obligations related to the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Beginning in 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110 — Asset Retirement Obligation, which will result in changes in accounting for asset retirement obligations. See “Recent Accounting Pronouncements” section.

INCOME TAXES

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess the realizability of our future tax assets. If the Company concludes that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset will be reduced by a valuation allowance.

Recent Accounting Pronouncements

IMPAIRMENT OF LONG-LIVED ASSETS

The CICA recently issued Handbook Section 3063 — Impairment of Long-Lived Assets. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. The section is effective for fiscal years beginning on or after April 1, 2003.

Under the new section, impairment of long-lived assets held for use is determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value).

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The CICA recently issued Handbook Section 3475 — Disposal of Long-Lived Assets and Discontinued Operations, which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. It also establishes standards for the presentation and disclosure of discontinued operations.

Although earlier adoption is encouraged, Section 3475 applies to disposal activities initiated by a company’s commitment to a plan on or after May 1, 2003.

VARIABLE INTEREST ENTITIES

The CICA recently issued Accounting Guideline 15 — Consolidation of Variable Interest Entities. The guideline requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The guideline applies to annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements. Entities should provide disclosures about variable interest entities in which they hold significant interests for periods beginning on or after January 1, 2004.

ASSET RETIREMENT OBLIGATIONS

The CICA recently issued Handbook Section 3110 — Asset Retirement Obligation which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a long-lived asset that results from its acquisition, construction, development or normal operation.

Under Section 3110, asset retirement obligations are initially measured at fair value at the time the obligation is incurred with a corresponding amount capitalized as part of the asset’s carrying value and depreciated over the asset’s useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The change in liability due to the passage of time is measured by applying an interest method of allocation to the opening liability and is recognized as an increase in the carrying value of the liability and an expense. The expense must be recorded as an operating item in the income statement, not as a component of interest expense. A change in the liability resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows is recognized as an increase or decrease in the carrying amount of the liability with an offsetting increase or decrease in the carrying amount of the associated asset.

Paramount Resources Ltd.
Consolidated Balance Sheets (unaudited)
(thousands of dollars)

	December 31	December 31
	2004	2003

		(restated -
		notes 2 and 5)

ASSETS (note 8)
Current Assets
Short-term investments (market value: 2004 — $27,149; 2003 — $17,265)	$24,983	$16,551
Accounts receivable	107,843	80,710
Financial instruments (note 11)	21,564	—
Prepaid expenses	3,260	2,255
Assets of discontinued operations (note 5)	—	1,680

	157,650	101,196

Property, Plant and Equipment
Property, plant and equipment, at cost (note 6)	1,933,104	1,444,139
Accumulated depletion and depreciation (note 6)	(587,298)	(418,225)
Assets of discontinued operations, net (note 5)	—	11,393

	1,345,806	1,037,307

Goodwill	31,621	31,621
Other assets	7,709	7,006

	$1,542,786	$1,177,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$147,508	$109,334
Financial instruments (note 11)	2,188	—
Liabilities of discontinued operations (note 5)	—	2,455

	149,696	111,789

Long-term debt (note 8)	459,141	287,237
Asset retirement obligations (note 7)	101,486	61,554
Deferred revenue	—	3,959
Stock based compensation liability (note 9)	41,044	—
Future income taxes (note 10)	166,380	206,684
Liabilities of discontinued operations (note 5)	—	9,874

	768,051	569,308

Commitments and Contingencies (note 11 and 14)

Shareholders’ Equity
Share capital (note 9)
Issued and outstanding 63,185,600 common shares (2003 — 60,094,600 common shares)	302,932	200,274
Contributed surplus	—	746
Retained earnings	322,107	295,013

	625,039	496,033

	$1,542,786	$1,177,130

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings (unaudited)
(thousands of dollars except per share amounts)

	Three Months Ended		Year Ended
	December 31		December 31
	2004	2003	2004	2003

	unaudited	unaudited

	(restated -		(restated -
	notes 2 and 5)		notes 2 and 5)

Revenue
Petroleum and natural gas sales	$173,931	$93,679	$581,901	$464,558
Transportation costs (note 2)	(8,087)	(7,611)	(31,285)	(30,499)
Gain (loss) on financial instruments (note 11)	27,419	1,541	18,693	(53,204)
Royalties (net of Alberta Royalty Tax Credit)	(30,383)	(10,664)	(105,046)	(82,512)
Loss on sale of investments	—	—	(34)	(1,020)

	162,880	76,945	464,229	297,323

Expenses
Operating	30,896	22,287	95,767	81,193
Interest	7,534	5,312	25,399	19,214
General and administrative	8,251	4,881	25,247	19,051
Stock based compensation expense (note 9)	39,353	1,214	41,195	1,214
Bad debt expense (recovery)	(416)	—	(5,523)	5,977
Lease rentals	299	1,027	3,546	3,574
Geological and geophysical	2,203	3,208	8,728	8,450
Dry hole costs (note 6)	15,648	15,618	24,676	36,600
(Gain) loss on sales of property, plant and equipment	(754)	(15,841)	(16,255)	3,640
Accretion of asset retirement obligations	2,654	1,011	6,920	4,044
Depletion and depreciation	54,821	47,471	191,578	165,098
Writedown of petroleum and natural gas properties (note 6)	—	550	—	10,418
Unrealized foreign exchange gain on US debt	(7,798)	(1,566)	(24,188)	(1,566)
Realized foreign exchange gain on US debt (note 8)	(7,161)	—	(7,161)	—
Premium on redemption of US debt (note 8)	11,950	—	11,950	—

	157,480	85,172	381,879	356,907

Earnings (loss) before income taxes	5,400	(8,227)	82,350	(59,584)

Income and other taxes (note 10)
Large Corporations Tax and other	3,284	994	6,795	2,689
Future income tax (recovery) expense	20,989	(20,120)	40,660	(63,481)

	24,273	(19,126)	47,455	(60,792)

Net earnings (loss) from continuing operations	(18,873)	10,899	34,895	1,208
Net earnings (loss) from discontinued operations (note 5)	1,120	209	6,279	(57)

Net earnings (loss)	(17,753)	11,108	41,174	1,151

Retained earnings, beginning of period	339,860	289,440	295,013	355,912
Adjustment on disposition of assets to Paramount Energy Trust (note 4)	—	(5,535)	—	(6,923)
Dividends declared (note 4)	—	—	—	(51,000)
Purchase and cancellation of share capital (note 9)	—	—	(14,080)	—
Change in accounting policy (note 2)	—	—	—	(4,127)

Retained earnings, end of period	$322,107	$295,013	$322,107	$295,013

Net earnings (loss) from continuing operations per common share
— basic	$(0.30)	$0.18	$0.58	$0.02
— diluted	$(0.29)	$0.18	$0.57	$0.02

Net earnings (loss) from discontinued operations (note 5)
— basic	$0.02	$—	$0.11	$—
— diluted	$0.02	$—	$0.10	$—

Net earnings (loss) per common share
— basic	$(0.28)	$0.18	$0.69	$0.02
— diluted	$(0.28)	$0.18	$0.67	$0.02

Weighted average common shares outstanding (thousands)
— basic	62,341	60,168	59,755	60,098
— diluted	64,194	60,340	61,026	60,472

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (unaudited)
(thousands of dollars except per share amounts)

	Three Months Ended		Year Ended
	December 31		December 31
	2004	2003	2004	2003

	unaudited	unaudited

	(restated -		(restated -
	notes 2 and 5)		notes 2 and 5)

Operating activities
Net earnings (loss) from continuing operations	$(18,873)	$10,899	$34,895	$1,208
Add (deduct) non-cash items
Depletion and depreciation	54,821	47,471	191,578	165,098
Writedown of petroleum and natural gas properties	—	550	—	10,418
(Gain) loss on sales of property, plant and equipment	(754)	(15,841)	(16,255)	3,640
Accretion of asset retirement obligations	2,654	1,011	6,920	4,044
Future income tax (recovery) expense	20,989	(20,120)	40,660	(63,481)
Amortization of other assets	385	161	1,277	161
Non-cash stock based compensation expense	39,353	1,214	41,195	1,214
Non-cash (gain) loss on financial instruments	(22,563)	—	(19,376)	—
Unrealized foreign exchange gain on US debt	(7,798)	(1,566)	(24,188)	(1,566)
Realized foreign exchange gain on US debt	(7,161)	—	(7,161)	—
Premium on redemption of US debt	11,950	—	11,950	—
Dry hole costs	15,648	15,618	24,676	36,600
Geological and geophysical costs	2,203	3,208	8,728	8,450

Cash flow from continuing operations	90,854	42,605	294,899	165,786
Cash flow from discontinued operations	1,263	552	667	1,490

Cash flow from operations	92,117	43,157	295,566	167,276

Increase (decrease) in deferred revenue	—	3,218	(3,959)	(3,845)
Asset retirement obligations expenditure	(779)	—	(1,214)	—
Increase (decrease) in other assets	241	(161)	—	(161)
Change in non-cash operating working capital from continuing operations (note 12)	2,627	(20,595)	(27,320)	(33,582)
Change in non-cash operating working capital from discontinued operations	—	64	—	201

	94,206	25,683	263,073	129,889

Financing activities
Bank loans — draws	123,238	32,933	431,951	42,933
Bank loans — repayments	(93,201)	(242,019)	(298,173)	(477,338)
Shareholder loan	—	—	—	(33,000)
Proceeds from US debt offering, net of issuance costs	(54)	221,447	162,917	221,447
Redemption of US debt	(105,686)	—	(105,686)	—
Premium on redemption of US debt	(8,864)	—	(8,864)	—
Realized foreign exchange gain on US debt	7,161	—	7,161	—
Capital stock — issued, net of issuance costs	114,515	—	115,043	10,317
Capital stock — purchased and cancelled	—	(705)	(19,401)	(705)
Discontinued operations	(6,499)	1,038	(11,301)	(190)

	30,610	12,694	273,647	(236,536)

Cash flow (used in) provided by operating and financing activities	124,816	38,377	536,720	(106,647)

Investing activities
Property, plant and equipment expenditures	(107,112)	(86,320)	(315,698)	(224,229)
Petroleum and natural gas property acquisitions	(50,814)	(228)	(322,598)	(228)
Proceeds on sale of property, plant and equipment	14,240	45,937	61,939	317,792
Change in non-cash investing working capital (note 12)	18,916	2,347	27,349	14,828
Discontinued operations	(46)	(113)	12,288	(1,516)

Cash flow used in investing activities	(124,816)	(38,377)	(536,720)	106,647

Increase (decrease) in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited as at and for the three months ended December 31, 2004)
(all tabular amounts expressed in thousands of dollars)

1.	Summary of Significant Accounting Policies

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana and North Dakota in the United States. The consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from GAAP in the United States. These differences are quantified in note 17.

The timely preparation of the financial statements in conformity with GAAP requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimates.

(a)	PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles.

Investments in jointly controlled companies, jointly controlled partnerships (collectively called “affiliates”) and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Company’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Investments in companies and partnerships in which the Company does not have direct or joint control over the strategic operating, investing and financing decisions, but does have significant influence on them, are accounted for using the equity method.

(b)	JOINT OPERATIONS

Certain of the Company’s exploration, development and production activities related to petroleum and natural gas are conducted jointly with others. These consolidated financial statements reflect only the Company’s proportionate interest in such activities.

(c)	REVENUE RECOGNITION

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids (“NGLs”) owned by the Company are recognized when title passes from the Company to its customer.

Revenues from oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

(d)	SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and market value. Included in short-term investments are short-term deposits bearing interest between 2.15% to 2.23%, debentures and convertible debentures bearing interest between 6% to 8% and investments in the common shares and Trust units.

(e)	PROPERTY, PLANT AND EQUIPMENT

Cost

Property, plant and equipment are recorded at cost. The Company follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.

Exploratory well costs are capitalized pending further evaluation of whether economically recoverable reserves have been found of a sufficient quantity to justify completion of the find as a producing well. If economically recoverable reserves are not found, exploratory well costs are expensed as dry holes. Exploratory wells in areas not requiring major capital expenditures are evaluated for economic viability within one year of well completion. This determination of the success of drilling results corresponds with the time period of reporting proved oil and gas reserves for the find. Exploratory wells that discover economic reserves that are in areas where a major infrastructure capital expenditure (e.g., a pipeline) would be required before production could begin, or where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory drilling work in the area, remain capitalized as long as the additional exploratory drilling work is under way or firmly planned. In these situations, the well is considered to have found economic reserves if recoverable reserves have been found of a sufficient quantity to justify completion of the find as a producing well, assuming that the major infrastructure capital expenditure had already been made. Once all additional exploratory drilling and testing work has been completed on projects requiring major infrastructure capital expenditures, the economic viability of the overall project is evaluated within one year of the last exploratory well completion. If considered to be economically viable, internal company approvals are then obtained to move the project into the development stage. Often, the ability to move the project into the development phase and record proved reserves is dependent on obtaining permits and government or co-venturer approvals, the timing of which is ultimately beyond the Company’s control. Exploratory well costs remain suspended as long as the Company is actively pursuing such approvals and permits, and believes they will be obtained. Once all required approvals and permits have been obtained, the projects are moved into development stage, which corresponds with the time period of reporting proved oil and gas reserves for the find. For complex exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while the Company performs additional drilling work on the potential oil and gas field, or seeks government or co-venturer approval of development plans or environmental permitting.

Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net costs of unproductive exploratory wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of property, plant and equipment.

Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.

Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of production equipment, gas plants and gathering systems is provided on a straight-line basis over their estimated useful life varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 4 to 30 percent.

Impairment

Producing areas and significant unproved properties are assessed annually or as economic events dictate for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its discounted net recoverable amount.

(f)	ASSET RETIREMENT OBLIGATIONS

The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair-value of the retirement obligations are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time which is recognized as accretion expense in the consolidated statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligations will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligations and the liability recorded are recognized in the Company’s earnings in the period in which the settlement occurs.

(g)	GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by the Company for impairment at least annually. Goodwill has been allocated to reporting units within the Company. Impairment is assessed based on a comparison of the fair value of the reporting units compared to the carrying value of the reporting units, including goodwill. Any excess of the carrying value of the reporting units, including goodwill, over and above its fair value is the impairment amount, and is charged to earnings in the period identified.

(h)	FOREIGN CURRENCY TRANSLATION

The Company’s foreign operations are considered integrated and are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in US dollars are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Other assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenues and expenses are translated at the average monthly rates prevailing during the year. Translation gains and losses are reflected in income when incurred.

(i)	FINANCIAL INSTRUMENTS

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.

The Company’s policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, the Company has determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the hedging relationship, as the term to maturity, the notional amount, the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The Company assesses the effectiveness of the derivatives on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair values of derivative financial instruments designated as hedges are not reflected in the consolidated financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the consolidated balance sheet with changes in the fair value recognized in earnings during the period.

(j)	MEASUREMENT UNCERTAINTY

The amounts recorded for depletion and depreciation and impairment of petroleum and natural gas properties and equipment, and for asset retirement obligations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates and those related to the future cash flows used to assess impairment are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

(k)	INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs.

(l)	FLOW-THROUGH SHARES

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) (the “Act”). Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

As the eligible expenditures are renounced, share capital is reduced by an amount equal to the estimated future income taxes payable by the Company, and the estimated future income taxes payable is recorded as an increase to the future income tax liability.

(m)	STOCK OPTION PLAN

The Company has a stock-based compensation plan consisting of a stock option plan that is described in note 9.

Options granted under the Company’s employee stock option plan are issued at the current market price on the day prior to issuance. The Company uses the intrinsic value method to account for its stock-based compensation. Applying the intrinsic value method to account for stock-based compensation, a liability for expected cash settlement under the stock-based compensation plan is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price of the Company’s common shares. The liability is revalued at the end of each reporting period to reflect changes in the market price of the Company’s common shares and the net change is recognized in earnings. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When options are exercised for common shares, consideration paid by the option holders and the previously recognized liability associated with the options are recorded as share capital.

(n)	AMORTIZATION OF OTHER ASSETS

Amortization of deferred items included in Other Assets is provided for where applicable, on a straight-line basis over their estimated useful life.

(o)	PER COMMON SHARE AMOUNTS

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the period.

2.	Changes in Accounting Policies

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants (“CICA”) recommendation on Asset Retirement Obligations, which requires liability recognition for the fair value of retirement obligations associated with long-lived assets. Prior to January 1, 2004, the estimated future dismantlement and site restoration costs of natural gas and crude oil assets were provided for using the unit-of-production method.

As a result of this change, net earnings for the year ended December 31, 2003 decreased by $1.5 million ($0.02 per share). The asset retirement obligations liability as at December 31, 2003 increased by $40.4 million, property, plant and equipment, net of accumulated depletion, increased by $31.1 million, and future income tax liability decreased $3.7 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligations, recorded retroactively.

FINANCIAL INSTRUMENTS

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”) establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the consolidated balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships, (“AcG 13”), which was effective for years beginning on or after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. As at January 1, 2004, the Company had elected not to designate any of its financial instruments as hedges under AcG 13 and has fair-valued the derivatives and recognized the gains and losses on the consolidated balance sheet and statement of earnings. The impact on the Company’s consolidated financial statements at January 1, 2004, resulted in the recognition of financial instrument assets with a fair value of $3.3 million, a financial instrument liability of $1.8 million for a net deferred gain on financial instruments of $1.5 million (note 11).

TRANSPORTATION COSTS

Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles”, which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Company has recorded revenue gross of transportation charges and a transportation expense on the statement of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company has an Employee Incentive Stock Option plan (the “plan”). Prior to 2004, the Company applied the fair value method to account for its stock based compensation plan. In 2004, the Company has prospectively adopted the intrinsic value method to account for its stock-based compensation (see note 9).

3.	Acquisition of Oil and Gas Properties

$185 MILLION ASSET ACQUISITION

On June 30, 2004, the Company completed an agreement to acquire oil and natural gas assets for $185.1 million, after adjustments. The assets acquired by the Company are located in the Kaybob area in central Alberta, in the Fort Liard area in the Northwest Territories and in northeast British Columbia. The properties acquired are adjacent to, or nearby, the Company’s existing properties in Kaybob and Fort Liard. The Company has assigned the entire amount of the purchase price to property, plant and equipment and has recognized a $26.8 million asset retirement obligation liability related to those properties.

The following table summarizes the fair value of the net assets acquired:

Property, plant and equipment	$211,947
Less: Asset retirement obligation	26,847

$185,100

$87 MILLION ASSET ACQUISITION

On August 16, 2004, Paramount completed the acquisition of assets in the Marten Creek area in Grande Prairie for $86.9 million, after adjustments. The asset retirement obligations associated with these assets is $2.1 million. In accounting for the acquisition, the Company recorded a future tax asset in the amount of $89.0 million.

4.	Disposition Of Assets To Paramount Energy Trust

During the first quarter of 2003, the Company completed the formation and structuring of Paramount Energy Trust (the “Trust”) through the following transactions:

a)	On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

b)	On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to shareholders of Paramount’s common shares of record on the close of business on February 11, 2003.

c)	On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

As the transfer of the Initial Assets and the Additional Assets (collectively the “Trust Assets”) represented a related party transaction not in the normal course of operations involving two companies under common control, the transaction has been accounted for at the net book value of the Trust Assets as recorded in the Company. Details are as follows:

Natural gas properties	$244,433
Future income tax liability	4,070
Site restoration liability	(5,900)
Costs of disposition	10,430
Charge to retained earnings	(6,638)

Net proceeds on disposition	$246,395

In connection with the creation and financing of the Trust and the transfer of natural gas properties to the Trust, the Company incurred costs of approximately $10.4 million. These costs have been included as a cost of disposition.

During 2003, the Company disposed of a minor non-core property to the Trust. The related party transaction was accounted for at the net book value of the assets, with a charge to retained earnings of $0.3 million.

5.	Discontinued Operations

On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable shares. The exchangeable shares are valued at the fair market value of the purchasers’ shares and can be redeemed for trust units in the Income Trust subject to customary securities laws and regulations. In connection with the closing of the sale, certain indebtedness related to these operations has been extinguished. For reporting purposes, the results of operations, property, plant and equipment, and the current and long-term debt have been presented as discontinued operations. Prior period financial statements have been reclassified to reflect this change.

On September 10, 2004, Paramount completed the disposition of its 99 percent interest in Shehtah Wilson Drilling Partnership for approximately $1.0 million. For reporting purposes, the drilling partnership has been accounted for as discontinued operations.

On December 13, 2004, Paramount completed the disposition of a building acquired as part of the Summit acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

Selected financial information of the discontinued operations for the year ended December 31, 2004:

	Wilson		Shehtah Wilson
	Drilling		Drilling
	Ltd.		Partnership		Building		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Other Income	$908	$1,390	$327	$622	$—	$—	$1,235	$2,012

Expenses								—
Interest	250	319	—	—	367	383	617	702
General and administrative	642	270	384	496	(308)	(1,133)	718	(367)
Depreciation	655	898	6	6	278	300	939	1,204
(Gain) loss on sale of property and equipment	(6,659)	20	(27)	—	(2,569)	—	(9,255)	20

	(5,112)	1,507	363	502	(2,232)	(450)	(6,981)	1,559

Net earnings (loss) before income tax	6,020	(117)	(36)	120	2,232	450	8,216	453
Large Corporation Tax and other	1,857	—	—	—	(34)	186	1,823	186
Future income tax expense (recovery)	94	324	—	—	20	—	114	324

Net earnings (loss) from discontinued operations	$4,069	$(441)	$(36)	$120	$2,246	$264	$6,279	$(57)

Selected financial information of the discontinued operations for the three months ended December 31, 2004:

	Wilson		Shehtah Wilson
	Drilling		Drilling
	Ltd.		Partnership		Building		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Other Income	$10	$476	$—	$276	$—	$—	$10	$752

Expenses
Interest	—	188	—	—	66	103	66	291
General and administrative	477	(26)	—	89	474	(326)	951	(263)
Depreciation	3	228	—	2	51	76	54	306
(Gain) loss on sale of property and equipment	78	20	7	—	(2,569)	—	(2,484)	20

	558	410	7	91	(1,978)	(147)	(1,413)	354

Net earnings (loss) before income tax	(548)	66	(7)	185	1,978	147	1,423	398
Large Corporation Tax and other	320	—	—	—	(29)	171	291	171
Future income tax expense (recovery)	—	90	—	—	12	(72)	12	18

Net earnings (loss) from discontinued operations	$(868)	$(24)	$(7)	$185	$1,995	$48	$1,120	$209

	Wilson		Shehtah Wilson
	Drilling		Drilling
	Ltd.		Partnership		Building		Total
	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31	Dec-31
	2004	2003	2004	2003	2004	2003	2004	2003

Current Assets
Accounts Receivable	$—	$—	$—	$1,653	$—	$—	$—	$1,653
Prepaid Expenses	—	—	—	27	—	—	—	27
Property, plant and equipment, net	—	3,234	—	62	—	8,097	—	11,393
Current Liabilities
Accounts payable and accrued liabilities	—	—	—	1,005	—	—	—	1,005
Current portion of long-term debt	—	1,138	—	—	—	312	—	1,450
Long-term debt	$—	$3,456	$—	$—	$—	$6,418	$—	$9,874

6.	Property Plant and Equipment

	2004		2003
		Accumulated		Accumulated
		Depletion and		Depletion and
	Cost	Depreciation	Cost	Depreciation

			(restated - note 2 and 5)
Petroleum and natural gas properties	$1,351,950	$450,518	$986,919	$307,156
Gas plants, gathering systems and production equipment	548,838	127,724	436,772	101,120
Other	32,316	9,056	20,448	9,949
Assets held for sale	—	—	14,865	3,472

	$1,933,104	$587,298	$1,459,004	$421,697

Net book value	$1,345,806		$1,037,307

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $300 million (2003 — $209 million) are currently not subject to depletion.

For the year ended December 31, 2004, the Company expensed $24.7 million in dry hole costs (2003 — $36.6 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

For the year ended December 31, 2004, the Company recorded a provision of $ nil (2003 — $10.4 million) in respect of impairment of petroleum and natural gas properties.

7.	Asset Retirement Obligations

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Company’s oil and gas properties.

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Asset Retirement Obligations, Beginning of Year	$61,554	53,625
Liabilities Incurred	36,812	3,885
Liabilities Settled	(3,800)	—
Accretion Expense	6,920	4,044

Asset Retirement Obligations, End of Year	$101,486	61,554

The undiscounted asset retirement obligations at December 31, 2004 are $136.2 million (December 31, 2003 — $104.8 million). The Company’s credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.

8.	Long-Term Debt

As at December 31, long-term debt was comprised of:

	2004	2003

		(restated - notes 2 and 5)
7⅞% U.S. Senior Notes due 2010 (US $133.3 million)	$160,174	$226,887
8⅞% US Senior Notes due 2014 (US $81.3 million)	97,662	—
Credit facility — current interest rate of 3.8% (2003 — 4.5%)	201,305	60,350

	$459,141	$287,237

SENIOR NOTES

The Company issued US$175 million of 7⅞ percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness. The Company incurred $7.4 million of financing charges related to the issuance of the Senior Notes. The financing charges are capitalized to other assets and amortized straight line over the term of the notes.

On June 29, 2004, the Company issued US $125 million 8⅞ percent Senior Notes due 2014. Interest on the notes is payable semi-annually, beginning in 2005. The Company may redeem some or all of the notes at any time after July 15, 2009, at redemption prices ranging from 100 percent to 104.438 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to July 15, 2007, at 108.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all the Company’s existing and future senior unsecured indebtedness. The Company incurred $4.8 million of financing charges related to the issuance of the Senior Notes. The financing charges related to the issuance of the Senior Notes are capitalized to other assets and amortized straight line over the term of the notes.

On December 30, 2004, pursuant to Paramount’s 7⅞ percent and 8⅞ percent Senior Notes, Paramount redeemed US $41.7 million aggregate principal amount of its 7⅞ percent Senior Notes due 2010 and US $43.8 million aggregate principal amount of its 8⅞ percent Senior Notes due 2014. The redemption price was US $1,078.75 per US $1,000 principal amount of the 7⅞ percent Senior Notes and US $1,088.75 per US $1,000 principal amount of the 8⅞ percent Senior Notes plus, in each case, accrued and unpaid interest on the amount being redeemed to the redemption date. The premium paid on redemption of the notes of US $7.2 million was charged to earnings. The realized foreign exchange gain on redemption was $7.2 million. Other assets decreased by $3.1 million to reflect the reduction in deferred financing costs upon redemption of the Senior Notes.

CREDIT FACILITY

As at December 31, 2004, the Company had a $270 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005. The Company has requested and received approval for an extension on the revolving credit facility of 364 days. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

In February 2005, the Company’s borrowing capacity under this facility was increased to $330 million as a result of the Company’s Senior Notes redemption on December 30, 2004, and an increase in the value of its oil and natural gas reserves.

The Company has letters of credit totaling $28.1 million (December 31, 2003 — $10.3 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

9.	Share Capital

AUTHORIZED CAPITAL

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

Common Shares	Number	Consideration

Balance December 31, 2002	59,458,600	$190,193

Stock options exercised during the year	710,000	10,317
Shares repurchased — at carrying value	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchase — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share renunciations	—	(7,959)

Balance December 31, 2004	63,185,600	$302,932

ISSUED CAPITAL

The Company instituted a Normal Course Issuer Bid to acquire a maximum of five percent of its issued and outstanding shares which commenced May 15, 2003 and expired May 14, 2004. Between January 1, 2004 and May 14, 2004, 1,629,500 shares were purchased pursuant to the plan at an average price of $11.91 per share. For the year ended December 31, 2004, $14.1 million has been charged to retained earnings related to the share repurchase price in excess of the carrying value of the shares.

On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million. As at December 31, 2004, the Company had made renunciations of $23.7 million.

On October 26, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.

Between January 1, 2005 and February 25, 2005, 70,200 stock options exercised for cash consideration of $1.8 million. Another 707,200 stock options were exercised for shares which will reduce the stock based compensation liability by approximately $10.4 million.

STOCK OPTION PLAN

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at December 31, 2004, 5.0 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.2 million options are outstanding, exercisable to May 31, 2009, at prices ranging from $8.91 to $26.29 per share.

	2004		2003
	Average		Average
Stock options	Grant Price	Options	Grant Price	Options

Balance, beginning of year	$9.64	3,632,000	$14.25	1,949,500
Granted	17.09	348,000	9.66	2,998,000
Exercised	9.97	(618,500)	14.29	(791,000)
Cancelled	9.09	(149,000)	10.30	(524,500)

Balance, end of year	$10.41	3,212,500	$9.64	3,632,000

Options exercisable, end of year	$10.26	1,282,875	$10.72	1,087,875

The formation of Paramount Energy Trust (note 4) resulted in the Company re-pricing stock options. 941,500 stock options issued in 2001, the majority of which were at exercise prices of $14.50 and $13.35 per option, were re-priced to exercise prices of $10.22 and $9.07 per option, respectively.

The following summarizes information about stock options outstanding at December 31, 2004:

	Outstanding				Exercisable
Exercise		Weighted Average	Weighted Average	Exercisable	Weighted Average
Prices	Number	Contractual Life	Exercise Price	Number	Exercise Price

$8.91-9.80	2,088,000	3	$9.02	561,375	$9.00
$10.01-12.02	820,500	1	11.04	721,500	11.25
$12.51-26.29	304,000	4	18.01	—	—

Total	3,212,500	2	$10.41	1,282,875	$10.26

During 2004, the Company paid $2.9 million (2003 – less than $0.1 million) related to stock options exercised for cash.

FAIR VALUES

In 2004, the Company prospectively adopted the intrinsic value method to account for its stock-based compensation. The Company recognized compensation costs related to stock options issued and outstanding of $41.2 million (2003 — $1.2 million).

Prior to 2004, the fair values of common share options granted were estimated as at the grant date using the Black-Scholes option pricing model. The weighted average fair value of the options granted during 2003 was $3.42, calculated using a risk-free rate of 5.8 percent, an estimated life of 4 years and an estimated volatility of 39 percent.

PER SHARE INFORMATION

Basic earnings per share are calculated based on a weighted average number of common shares of 59,755,480 (2003 – 60,098,447). There are no anti-dilutive options at December 31, 2004.

10.	Income Taxes

The income tax provision differs from the expected income taxes obtained by applying the Canadian corporate tax rate to earning (loss) before taxes as follows:

	2004	2003

Corporate tax rate	39.04%	40.67%
Calculated income tax expense (recovery)	$32,150	$(24,233)
Increase (decrease) resulting from:
Non-deductible Crown charges, net of Alberta Royalty Tax Credit	25,455	21,991
Federal resource allowance	(21,787)	(17,124)
Federal and provincial income tax rate adjustment	481	(30,257)
Attributed Canadian Royalty Income recognized	(1,469)	(5,228)
Large Corporations Tax and other	6,795	2,875
Non-taxable portion of gain on sale of investments	(4,301)	—
Stock based compensation	3,205	—
Recognition of tax pools not previously recognized	—	(3,343)
Other	6,926	(5,473)

Income tax expense (recovery)	$47,455	$(60,792)

COMPONENTS OF FUTURE INCOME TAXES

The net future tax liability comprises:	2004	2003

Differences between tax base and reported amounts of depreciable assets	$215,583	$227,697
Asset retirement obligation	(34,281)	(23,486)
Stock-based compensation liability	(12,405)
Other	(2,517)	2,473

	$166,380	$206,684

11.	Financial Instruments

As disclosed in note 2, on January 1, 2004, the fair value of all outstanding financial instruments that were no longer designated as accounting hedges, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts.

The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to December 31, 2004.

December 31, 2004

Financial instrument asset	$21,564
Financial instrument liability	(2,188)

Net financial instrument asset	$19,376

	Three Months Ended			Year Ended
	December 31, 2004			December 31, 2004
	Net Deferred	Mark-to		Net Deferred	Mark-to
	Amounts on	Market		Amounts on	Market
	Transition	Gain (Loss)	Total	Transition	Gain (Loss)	Total

Fair value of contracts, January 1, 2004	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition, still outstanding at December 31, 2004	—	8,469	8,469	—	1,301	1,301

Amortization of the fair value of contracts as at December 31, 2004	267	—	267	(196)	—	(196)

Fair value of contracts entered into during the period	—	13,827	13,827	—	18,271	18,271

Unrealized gain on financial instruments	$267	$22,296	$22,563	$(1,646)	$21,022	$19,376

Realized gain (loss) on financial instruments for the period ended December 31, 2004			4,856			(683)

Net gain on financial instruments for the period ended December 31, 2004			$27,419			$18,693

(a)	INTEREST RATE CONTRACTS

On June 6, 2004, the Company entered into a fixed to floating interest rate swap. The fair value of this contract as at December 31, 2004, was a gain of $3.3 million.

Description of Swap
Transaction	Maturity Date	Notional Amount	Indenture Interest	Swap to	Effective Rate

Swap of 7.875 percent US$ Senior Notes	November 1, 2010	US$175 million	US$ fixed	US$ floating	US$ LIBOR plus 320 Basis Points

(b)	FOREIGN EXCHANGE CONTRACTS

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US $1 million each month at CDN $1.4337, expiring December 31, 2005. The US$/CDN$ closing exchange rate was 1.2020 as at December 31, 2004 (December 31, 2003 – 1.2965).

Year of settlement	US dollars	Weighted average exchange rate

2005	12,000	1.4337

At January 1, 2004, the Company recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at December 31, 2004, was a gain of $2.7 million. The change in fair value, a $0.6 million loss, and $1.6 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

During November 2004, the Company entered into a series of US$/CDN$ put/call options. The fair value of these contracts as at December 31, 2004 was a gain of $0.8 million.

Put/Call	Strike	Foreign Exchange Option Currencies	Notional - CDN$	Expiry Date

Put	1.2048	USD/CDN	$60,240,000	January 12, 2005
Call	1.1765	USD/CDN	$58,825,000	January 12, 2005
Put	1.1976	USD/CDN	$59,880,000	January 10, 2005
Call	1.1628	USD/CDN	$58,140,000	January 10, 2005

(c)	COMMODITY PRICE CONTRACTS

At December 31, 2004, the Company has entered into financial forward contracts as follows:

	Amount	Price	Term

Sales Contracts
NYMEX Fixed Price	10,000 MMbtu/d	US $6.41	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.46	November 2004 - March 2005
NYMEX Fixed Price	10,000 MMbtu/d	US $7.95	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.90	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$8.03	November 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$7.60	November 2004 - March 2005
NYMEX Call Option	20,000 MMbtu/d	US $10.00 Strike	December 2004 - March 2005
AECO Fixed Price	20,000 GJ/d	$6.28	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.30	April 2005 - June 2005
AECO Fixed Price	20,000 GJ/d	$6.80	April 2005 - June 2005

Purchase Contracts
AECO Fixed Price	20,000 GJ/d	$6.76	November 2004 - March 2005

The fair values of these contracts as at December 31, 2004 was a $14.2 million gain.

At January 1, 2004, the Company recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The deferred loss has been fully amortized as at December 31, 2004.

(d)	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, carrying values approximate fair value. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.

(e)	CREDIT RISK

The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

(f)	INTEREST RATE RISK

The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact the Company’s debts that have a floating interest rate.

12.	Change In Non-Cash Working Capital

	2004	2003

Change in non-cash working capital:
Short-term investments	$(10,532)	$(283)
Accounts receivable	(25,480)	6,859
Prepaid expenses	(978)	1,829
Accounts payable and accrued liabilities	37,019	(26,958)
Discontinued operations	—	(201)

	29	(18,754)

Operating activities	(27,320)	(33,582)
Investing activities	27,349	14,828

	$29	$(18,754)

Certain changes in non-cash working capital which were incurred as a result of asset dispositions during the year have been excluded from the above amounts.

Amounts paid during the year related to interest and Large Corporations and other taxes were as follows:

	2004	2003

Interest paid	$18,951	$17,497
Large Corporations and other taxes paid including settlements	$31,021	$2,395

13.	Related Party Transactions

DISPOSITION OF ASSETS TO PARAMOUNT ENERGY TRUST

On December 13, 2004, the Company completed the disposition of a building to Paramount Energy Trust. The transaction has been recorded at the exchange amount. The Company received proceeds of $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.

In the first quarter of 2003, the Company sold certain natural gas assets in Northeast Alberta to the Trust, a related party. The transaction (see note 4), was accounted for at the net book value of the assets as recorded in the Company.

14.	Contingencies And Commitments

CONTINGENCIES

The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company’s financial position.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

COMMITMENTS

As at December 31, 2004, the Company has the following pipeline transportation commitments:

Year	Commitment

2005	$22,015
2006	21,252
2007	21,252
2008	21,252
2009	20,823
Thereafter	130,611

$237,205

At December 31, 2004, the Company has entered into the following physical delivery natural gas contracts:

	Amount	Price	Term

Sales Contracts
Station 2 Fixed Price	8,000 GJ/d	$7.99	November 2004 — March 2005
Station 2 Fixed Price	12,000 GJ/d	$8.00	November 2004 —March 2005

15.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

16.	Subsequent Events

TRUST SPINOUT

On September 27, 2004, the Board of Directors of Paramount authorized management of Paramount to undertake an examination of possible corporate restructuring alternatives available to Paramount to increase shareholder value, including but not limited to: maintaining the status quo and continuing Paramount’s strategic direction as an independent oil and natural gas exploration and development company, and reorganizing Paramount, either in whole or in part, into an energy trust.

On December 13, 2004, Paramount announced that its board of directors had unanimously approved a proposed reorganization which would result in Paramount’s shareholders receiving in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of the Trust, Trilogy Energy Trust (“Trilogy”).

Trilogy will indirectly own certain of Paramount’s existing assets. The assets intended to become indirectly owned by Trilogy, referred to as the “Spinout Assets,” are located in the Kaybob and Marten Creek areas of Alberta.

In order to implement any proposed reorganization of Paramount, the Company required the consent of the majority holders of each of its 2010 Notes in the aggregate principal amount of US $175 million and its 2014 Notes in the aggregate principal amount of US $125 million. Consent from note holders was obtained on February 7, 2005.

A special meeting of securityholders required for approval of the spinout transaction has been scheduled on March 28, 2005. The Trust Spinout is to be effected through an arrangement under the Business Corporations Act (Alberta) and Paramount obtained an interim order from the Court of Queen’s Bench of Alberta regarding the meeting on February 28, 2005.

NOTES OFFERING

On February 7, 2005, Paramount completed the Notes Offer, as amended, issuing US $213,593,000 principal amount of 2013 Notes and paying aggregate cash consideration of approximately US $36.2 million in exchange for approximately 99.31 percent of the outstanding 2010 Notes and 100 percent of the outstanding 2014 Notes. As a result, US $913,000 principal amount of the 2010 Notes and no 2014 Notes remain outstanding.

The 2013 Notes bear interest at a rate of 8½ percent per year and mature on January 31, 2013. The 2013 Notes will be secured by approximately 80 percent of the Trust Units that will be owned by Paramount following the completion of the Trust Spinout; however, Paramount may sell such Trust Units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the next proceeds of any sales at par plus a redemption premium of up to 4¼ percent depending on when the offer is made. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium up to 4¼ percent depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10½ percent per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.

GAS MARKETING LIMITED PARTNERSHIP

Paramount closed a transaction in March 2005 whereby it acquired an indirect 25 percent ownership interest in a gas marketing limited partnership for US$5 million. In conjunction with the acquisition of the ownership interest, Paramount will make available for delivery an average of 150 million GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.

17.	Reconciliation Of Financial Statements To United States Generally Accepted Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of US GAAP would have the following effects on the Company’s historical net earnings (loss) as reported:

	Year ended	Year ended
	December 31, 2004	December 31, 2003

		(restated - notes 2 and 5)
Net earnings for the year as reported	$41,174	$1,151

Adjustments, net of tax
Forward foreign exchange contracts and other financial instruments (a)	(1,053)	3,411
Impairments and related change in depletion (c)	5,385	11,546
General and administrative (i)	—	703
Short-term investments (f)	929	428
Future income taxes (b)		(5,633)
Earnings from discontinued operations (e)	—	(8,593)

Earnings before discontinued operations and change in accounting policy	$40,802	$8,646

Earnings from discontinued operations (e)	—	8,593
Change in accounting policy — Asset Retirement Obligation(d)	—	(4,127)

Net earnings for the year — US GAAP	$40,802	$13,112

Net earnings per common share before discontinued operations and change in accounting policy — US GAAP
Basic	$0.68	$0.14
Diluted	$0.67	$0.14

Net earnings per common share — US GAAP
Basic	$0.68	$0.22
Diluted	$0.67	$0.22

The application of US GAAP would have the following effect on the balance sheet at December 31:

	2004		2003
	As Reported	US GAAP	As Reported	US GAAP

			(restated - notes 2 and 5)
Assets
Short-term investments(f)	$24,983	$27,149	$16,551	$17,265
Financial instrument assets (a)	21,564	18,271	—	—
Property, plant and equipment(c)(d)	1,345,806	1,350,286	1,037,307	1,033,373

Liabilities
Accounts payable and accrued liabilities(b)	147,508	152,893	109,334	109,334
Deferred hedging loss (gain)(a)	—	—	—	1,726
Financial instrument liability(a)	2,188	542	—	—
Deferred Revenue(a)	—	—	3,959	—
Future income taxes(a)(b)(c)(f)	166,380	167,587	206,684	206,570

Shareholders’ equity
Common shares(b)	302,932	303,180	200,274	200,274
Retained earnings	$322,107	$324,253	$295,013	$298,295

(a)	FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings. As disclosed in note 2 of the unaudited consolidated financial statements as at and for the year ended December 31, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

For US purposes, the Company has adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Under US GAAP for the year ended December 31, 2004, the deferred financial instrument asset of $3.3 million and the deferred financial instrument liability of $1.8 million described in note 2 of the consolidated financial statements as at December 31, 2004 would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability would be recognized in earnings under Canadian GAAP. The remaining unamortized amount of $1.6 million (net of tax — $1.1 million) has been reflected as a retained earnings adjustment as this has been reflected in earnings in prior years US GAAP reconciliations.

Under US GAAP for the year ended December 31, 2004, an additional expense of $1.6 million (net of tax — $1.1 million) would have been recorded to adjust for the deferred financial instruments assets and liabilities amortization.

Under US GAAP for the year ended December 31, 2003, additional income of $5.7 million (net of tax — $3.4 million) would have been recorded.

(b)	FUTURE INCOME TAXES

The Canadian liability method of accounting for income taxes is similar to the United States Statement of Financial Accounting Standard No. 109 ‘‘Accounting for Income Taxes’’, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates. For the years ended December 31, 2004 and 2003, this difference did not impact the Company’s financial position or results of operations except for the Company’s accounting for a flow-through share issuance in October 2004. For Canadian GAAP, upon renunciation of tax pools, an adjustment is made to share capital and future income tax liabilities. Under SFAS 109, the proceeds from the issuance of flow through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at the time. Income tax expense is the difference between the amount of the future tax liability and the liability recognized on issuance. As at and for the year ended December 31, 2004, share capital would increase by $0.2 million, accounts payable and accrued liabilities would increase $5.4 million, and future income tax expense would increase $5.6 million.

(c)	PROPERTY, PLANT AND EQUIPMENT

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. For the year ended December 31, 2004, no impairment change would be recorded and a reduction in depletion expense of $8.4 million (net of tax — $5.4 million) would be recorded due to impairment charges recorded in fiscal 2002 and 2001. For the year ended December 31, 2003, no impairment charge would be recorded and a reduction in depletion expense of $19.2 million (net of tax — $11.5 million) would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP. The resulting differences in recorded carrying values of impaired assets result in further differences in depreciation, depletion and amortization expense in subsequent years.

Suspended Wells

In September 2004, the EITF discussed Issue No. 04-9, “Accounting for Suspended Well Costs,” as it relates to SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies.” SFAS No. 19 requires that the costs of exploratory wells be capitalized, or “suspended,” on the balance sheet, pending a determination of whether potentially economic oil and gas reserves have been discovered. The discussion centered on whether certain circumstances would permit the continued capitalization of the costs for an exploratory well beyond one year, in the absence of plans for another exploratory well. The EITF removed the issue from its agenda, and requested that the FASB consider an amendment to SFAS No. 19 to clarify when it is permissible to continue to capitalize exploratory well costs beyond one year if (a) the well had found a sufficient quantity of reserves to justify its completion as a producing well, assuming the required capital expenditures would be made, and (b) the company was making sufficient progress assessing the reserves and the economic and operating viability of the project. In February 2005, the FASB posted FASB Staff Position (FSP) FAS No. 19-a, “Accounting for Suspended Well Costs,” on its Web site for comment. The proposed FSP provides for continued capitalization past one year if a company is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The proposed FSP also provides disclosure requirements about capitalized exploratory well costs. We estimate that if the proposed FSP were adopted prospectively on January 1, 2003, net income would not have changed in 2004 or 2003. We believe that the adoption of the FSP as proposed would not result in the write-off of any well suspended as of December 31, 2004. We plan to continue to monitor the deliberations of the FASB on this issue.

The following table reflects the net changes in suspended exploratory well costs during 2004 and 2003.

(millions of dollars)	2004	2003

Beginning balance at January 1	$46	$99
Additions pending the determination of proved reserves	110	15
Reclassifications to proved properties	(24)	(18)
Charged to dry hole expense	(14)	(23)
Wells sold during the period	—	(27)

Ending balance at December 31	$118	$46

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of wells for which exploratory well costs have been capitalized for a period greater than one year since the completion of drilling.

(millions of dollars)	2004	2003

Capitalized exploratory costs that have been capitalized for a period of one year or less	$86	$19
Capitalized exploratory costs that have been capitalized for a period of greater that one year	32	27

Balance at December 31	$118	$46

Number of exploratory wells that have costs capitalized for a period greater than one year	23	29

Included in total suspended well costs at year-end 2004 were 23 wells totaling $32 million related to areas where major capital expenditures and further exploratory drilling is required to classify the reserves as proved. These costs were suspended between 1999 and 2003. At December 31, 2004, $12 million of the costs related to Colville Lake in the Northwest Territories. The commerciality of the gas is being evaluated in conjunction with the upcoming drilling program and the completion of the Mackenzie Valley Gas Pipeline. The remaining $20 million relate to projects where infrastructure decisions are dependent on environmental permitting and production capacity, or where we are continuing to assess reserves and their potential development. At December 31, 2004, we did not have any amounts suspended that were associated with areas not requiring major capital expenditures before production could begin, where more than one year had elapsed since the completion of drilling.

(d)	ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations. For US GAAP purposes, the Company has adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the year ended December 31, 2003, is a $6.9 million (net of tax — $4.1 million) charge to earnings (loss) or $0.07 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings for the earliest period presented.

(e)	DISCONTINUED OPERATIONS

Under US GAAP, the transaction resulting in the disposal of the Trust Assets to Paramount Energy Trust as described in note 4 of the consolidated financial statements for the year-ended December 31, 2003 would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144, ‘‘Accounting for Impairment or Disposal of Long-Lived Assets’’ had been met. Accordingly, the carrying value of the Trust Assets is separately presented in the consolidated balance sheet. Net income from discontinued operations for the year ended December 31, 2003 would have been $12.9 million (net of tax — $8.6 million), or $0.14 per basic and diluted common share.

(f)	SHORT-TERM INVESTMENTS

Under US GAAP, equity securities that are bought and sold in the short term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at December 31, 2004, the Company had unrealized holding gains of $2.2 million (net of tax — $1.4 million). As at December 31, 2003, the Company had unrealized holding gains of $0.7 million (net of tax — $0.4 million).

(g)	OTHER COMPREHENSIVE INCOME

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

(h)	STATEMENTS OF CASH FLOW

The application of US GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities, except that the consolidated statements of cash flow include, under investing activities, changes in working capital for items not affecting cash, such as accounts payable related to the non-cash elements of property and equipment. For the year ended December 31, 2004, for investing activities, there would be an addition of $27.3 million (2003 — reduction of $14.8 million). The presentation of cash flow from operations is a non US GAAP terminology.

(i)	STOCK-BASED COMPENSATION

The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:

Year ended
December 31, 2003

Net earnings (loss) for the period — US GAAP	$13,112
Stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(703)

Pro forma net earnings — US GAAP	$12,409

Net earnings (loss) per common share
Basic
— as reported	$0.22
— pro forma	$0.21
Diluted
— as reported	$0.22
— pro forma	$0.21

Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the year ended December 31, 2004, there would be no impact as the Company has prospectively applied the intrinsic value method to account for its stock based compensation. For the year ended December 31, 2003, an additional income of $0.7 million would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the year ended December 31, 2003, $1.2 million of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

(j)	BUY/SELL ARRANGEMENTS

For US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2004, the Company had sales of $22.2 million (2003 — $57.5 million) and purchases of $22.0 million (2003 — $63.1 million), related to buy/sell arrangements. The net gain of $0.2 million (2003 — $5.6 million loss) has been reflected in revenue for Canadian GAAP purposes.

Paramount Resources Ltd,
Pro-forma Supplemental Oil and Gas Operating Statistics — unaudited
For the Period Ended December 31, 2004
(Note 1)

Sales Volumes	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gas (MMcf/d)	198	196	157	141	141	136	142	143
Oil and Natural Gas Liquids (Bbl/d)	8,903	8,446	6,134	5,675	5,877	7,461	7,465	7,892

Total Sales Volumes (Boe/d) (6:1)	41,878	41,072	32,354	29,178	29,353	30,098	31,129	31,711

Per-unit Results	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Produced Gas ($/Mcf)
Price, before transportation and selling	7.38	6.77	7.52	7.08	5.69	6.29	6.45	7.50
Transportation	0.41	0.41	0.51	0.54	0.55	0.55	0.54	0.59
Royalties	1.27	1.26	1.33	1.33	0.55	1.30	1.14	1.43
Operating expenses, net of processing revenue	1.23	1.16	1.03	1.08	1.26	1.19	0.95	0.73

Cash netback before realized financial instruments	4.47	3.94	4.65	4.13	3.33	3.25	3.82	4.75
Realized financial instruments	0.57	(0.13)	(0.31)	0.42	0.25	(0.72)	(1.07)	(1.62)

Cash netback including realized financial instruments	5.04	3.81	4.34	4.55	3.58	2.53	2.75	3.13

Produced Oil & Natural Gas Liquids ($/Bbl)
Price, before transportation and selling	48.30	50.97	46.17	42.70	37.00	37.17	37.64	43.69
Transportation	0.71	0.71	0.80	0.83	0.98	0.69	0.70	0.71
Royalties	8.82	10.02	7.58	7.52	6.64	6.75	7.28	9.04
Operating expenses, net of processing revenue	10.49	8.04	8.14	8.87	11.01	10.01	8.90	6.96

Cash netback before realized financial instruments	28.28	32.20	29.65	25.48	18.37	19.72	20.76	26.98
Realized financial instruments	(3.53)	(0.18)	(2.75)	(4.93)	(3.13)	(2.27)	(1.67)	(4.03)

Cash netback including realized financial instruments	24.75	32.02	26.90	20.55	15.24	17.45	19.09	22.95

Total Produced ($/Boe)
Price, before transportation and selling	45.15	42.78	45.31	42.52	34.69	37.59	38.47	44.69
Transportation	2.10	2.12	2.64	2.79	2.82	2.64	2.63	2.84
Royalties	7.89	8.07	7.89	7.88	3.95	7.56	6.95	8.70
Operating expenses, net of processing revenue	8.02	7.18	6.54	6.96	8.25	7.85	6.46	5.02

Cash netback before realized financial instruments	27.14	25.41	28.24	24.89	19.67	19.54	22.43	28.13
Realized financial instruments	1.26	(0.67)	(2.03)	1.07	0.57	(3.76)	(5.37)	(8.33)

Cash netback including realized financial instruments	28.40	24.74	26.21	25.96	20.24	15.78	17.06	19.80

Note 1 — Pro-forma is presented on the basis of removing the results associated with the properties that were part of the Trust Disposition for periods or as of dates prior to the Trust Disposition.

Note 2 — Q3 2004 and subsequent periods includes the major asset acquisitions.

Note 3 — The Alberta Securities Commission released National Instrument 51-101 (the “Instrument”) in 2003, with an effective date of September 30, 2003. The instrument requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. The Company has adopted the Instrument prospectively. As such, commencing with the fourth quarter of 2003, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.